

OFFERING MEMORANDUM DATED FEBRUARY 15, 2022

Legion M Entertainment, Inc.
1801 Century Park East, 24th Floor
Los Angeles, CA 90067

www.legionm.com

Up to $3,850,005 in Class A Common Stock (1)(2)(3)

SEE "SECURITIES BEING OFFERED" AT PAGE 38

	Price to Public (3)
Per Share	**$ 15.00**
Total Minimum	**$ 15,000**
Total Maximum	**$ 3,850,005**

(1) Investors in this offering have the opportunity to choose a Reward (defined below) based on amount of money they invest. These rewards include bonus shares (defined below), which will be granted to investors for free once their investment closes. In addition to the 256,667 shares issuable at $15.00 per share, assuming that 100% of investors achieve the highest level of bonus shares, the Company would issue up to 49,633 additional bonus shares. For more information, see "Plan of Distribution."
(2) Legion M may partner with one or more companies for a promotion that gives individuals an opportunity to receive a share of Legion M as part of a larger package (e.g. bundled with a ticket to a comic con). The number of shares available for this promotion is capped at 5,000. For more information, see "Plan of Distribution."
(3) The value of the Reward chosen by an investor can affect the "Effective Share Price" paid. For more information, please see the "Rewards" section in "Plan of Distribution."
(4) Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

If the sum of the investment commitments does not equal or exceed the target offering amount of $15,000 at the offering deadline on April 30, 2022, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned

This offer will terminate at the earlier of (1) the date at which the Maximum Offering amount has been sold, (2) April 30, 2022 or (3) the date at which the offering is earlier terminated by the Company at its sole discretion. The Company has engaged Prime Trust, LLC as escrow agent to hold any funds that are tendered by investors. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the Company.

Investors must invest a minimum of $105 or 7 shares of Class A Common Stock in order to participate in this offering.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering including the merits and risks involved. These securities have not been recommended or approved

by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration, however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In this Offering Memorandum, the term "Legion M," "the Company" or "we" refers to Legion M Entertainment, Inc.

THIS OFFERING MEMORANDUM MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS, ASSUMPTIONS AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") because we are not registering our securities under the Exchange Act. Rather, we will be subject to the more limited reporting requirements under Regulation CF and Regulation A, including the obligation to electronically file:

- annual reports (including disclosure relating to our business operations for the preceding three fiscal years), related party transactions, beneficial ownership of the issuer's securities, executive officers and directors and certain executive compensation information, management's discussion and analysis ("MD&A") of the issuer's liquidity, capital resources, and results of operations, and two years of audited financial statements),

- semiannual reports (including disclosure primarily relating to the issuer's interim financial statements and MD&A) and

- current reports for certain material events.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an "emerging growth company" if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a "smaller reporting company" under the SEC's rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis;

are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

TABLE OF CONTENTS

A LETTER FROM THE FOUNDERS TO PROSPECTIVE INVESTORS

Thank you for considering an investment in Legion M! We couldn't be more excited about this opportunity and are thrilled that you are considering joining us. Before you get into the Offering Memorandum, there are a couple things we want to mention.

Legion M is not a conventional company. We don't intend to become one.

Most of this Offering Memorandum describes Legion M in conventional business terms. In fact, the whole purpose of this document is to provide a convention for you to evaluate our company and make an informed investment decision. But there are elements of Legion M that defy convention and we want to take a moment to explain them in our own words.

Risk vs. Reward

Before you invest, it's important to understand that Legion M is a very early stage company. In fact, thanks to the JOBS Act, you now have the opportunity to invest earlier than has ever been possible — at a stage traditionally reserved for angel investors and venture capitalists.

If you want to get in early, you need to understand the risks. As a pre-IPO startup, we are not focused on near-term revenue or profit, but instead on building long-term competitive advantages for the Company. When you invest in a startup you aren't investing in what the company is today—you are investing in the potential for what the company could become tomorrow. It's an inherently risky proposition because, the fact is, most startups fail.

But startups that succeed can change the world. Every great disruption starts with entrepreneurs and investors that have the courage to defy the odds and try something no one else has done before. We founded Legion M because we believe the JOBS created a once-in-a-lifetime opportunity to build a new type of company with potential to reshape the future of entertainment.

One Million Fans

Legion M is, to our knowledge, the first company built from the ground up to be owned by fans. We're building it that way because we believe a media company owned by a large audience of fans has fundamental competitive advantages over those owned by Wall Street investors.

Our logo (the M with a bar over it) is the Roman numeral for one million, representing our long-term of uniting one million fans as shareholders of the Company. It's an ambitious goal, but we believe that if we can achieve it Legion M could become one of the most influential companies in Hollywood.

Redefining ROI

Most companies view investors simply as a source of capital. For Legion M, they are the foundation of our business. We are a community as well as a corporation, and as a management team our job is to create value for this community. While many companies define shareholder value solely by dollars and cents, Legion M goes one step farther:

> ***Financial ROI***
> Legion M's primary goal is to run a responsible business that provides a long-term financial return for our investors. Financial success is the key to the long-term viability and success of our Company.

> ***Emotional ROI***
> While financial success is the primary goal for Legion M, there is more to life than money. In addition to financial return, we strive to give our investors an emotional return for owning shares of our Company. We work hard to cultivate a vibrant community for our shareholders, and are constantly seeking ways to take them behind the scenes and create new and exciting opportunities to be a part of the entertainment industry.

The wonderful thing about a fan-owned company is that financial and emotional ROI are not mutually exclusive. Getting our shareholders engaged and excited about our projects isn't just good fun—it's also good business. The more engaged and excited our audience is, the more buzz and value we create for the project, which in turn increases the project's chances of success to the benefit of the Company and all of its shareholders.

Let's Put an M-shaped Dent in the Universe!

What we're doing has never been done, but we've beaten the odds before,[1] and believe we can do it again. While we can't guarantee success (nobody can promise that), we're doing everything in our power to make this the best investment you've ever made. We're risking not just our own money, but also our reputations and careers that we can make this Company a success.

So THANK YOU again for considering our Company. Please review the information in this Offering Memorandum. If you like what you see and want to take a swing for the fences with us, we'd be honored to have you join our team. If you don't, that's fine too. And if you're not sure, please join the Legion as a free member [2], so you can see for yourself what we're all about.

Onward and Upward,
Paul Scanlan and Jeff Annison
Cofounders, Legion M

[1] In 1999, we (along with one other cofounder) started a company called MobiTV which we grew to over 300 employees, won an Emmy award for innovation and became a worldwide leader in delivering TV outside of the living room.

[2] You can join Legion M as a free member at www.legionm.com/join-legion-m. As a free member, you don't have a financial stake in the Company's success, but you do get access to our community and many of the same benefits that are available to shareholders. If you are unsure about investing, it's a great way to see for yourself what Legion M is all about.

RISK FACTORS

The SEC requires Legion M to identify risks that are specific to its business and its financial condition. Legion M is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control and could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Our business model involves the marketing of entertainment, including movies and other content. To the extent, the entertainment industry is impacted by either the ability to create new content (e.g., the halting of productions) or the ability to monetize the content (e.g., theater sales), our business prospects could be severely hampered.

In addition, as an early stage startup, we rely on investments to fund our operations. To the extent our investment flow is interrupted by disasters and/or the effect the have on the economy, our ability to maintain operations could be severely hampered.

In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, its impact on the global economy as well as the impact on our current and potential investors, customers, employees, vendors, and industry events, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to further limit operations and/or substantially modify our business practices. Please see the subsection "COVID-19" in the section "Management's Discussion and Analysis." There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

This is a very young company.

Legion M was incorporated in March 2016. It is a startup company, and while our revenues have increased over the past several years, we are not profitable nor are we focused on near term profitability. There is very little history upon which an evaluation of its past performance and future prospects in the entertainment industry can be made. Statistically, most startup companies fail.

What we're doing has never been done before.

We are (to our knowledge) the first company to attempt our business model. Legion M is built on the thesis that having a legion of fans invested in our products will give us a competitive advantage. However, our thesis could be wrong. There is no assurance that we will be able to derive benefits from being fan-owned. Even if our concept is proven to give us a competitive advantage, other companies with more resources than we do may copy our idea causing us to lose this competitive edge.

Our auditor has issued a "going concern" opinion.

Our auditor has issued a "going concern" opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. Our auditor has previously issued that opinion for our financials in previous years. Legion M was incorporated in March 2016, and has a history of losses without profits since inception. The fact that we've been able to raise enough finance and/or revenue to sufficiently fund our operation for the each of the preceding years since inception (each of which had "going concern" opinions on our financial statements) does not guarantee our ability to raise sufficient finance and/or generate sufficient revenue in the future. We have sustained net losses of $2,225,398 and $3,645,356 in the years ended December 31, 2020 and December 31, 2019, respectively, and have an accumulated deficit of $11,477,140. As of December 31, 2020, the Company has limited working capital with current assets that exceed current liabilities by $29,433, has an accumulated deficit of $11,477,140, and does not have liquid assets to satisfy its expected obligations for the next year without additional finance or revenue. The audit report states that our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations. Failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to remain in business.

We plan to raise significantly more money and future fundraising rounds could result in a "cram down."

Our goal is to have one million investors in Legion M which will likely require many more rounds of fundraising. We may also need to raise additional funds to finance our operations or fund our business plan. Even if we manage to raise subsequent financing or borrowing rounds, the terms of those rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically. See "Dilution" for more information.

Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market.

Our success will depend on the popularity of our entertainment projects. Viewer tastes, trends and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop projects that will become profitable. We may also invest in projects that end up losing money. Even if one of our projects is successful, we may lose money in others.

Entertainment projects can be risky, and often budgets run over.

The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution and marketing of content can require large capital investments. Developing and monetizing entertainment projects, such as movies and television shows, usually require significant capital investment to fund expenditures on activities such as producing a television pilot, producing or co-producing a movie or creating a virtual reality experience. There is often budget over-run. Even with adequate funding, the project may fail to gain traction with viewers.

You may not like our projects.

We plan to develop a diverse slate of projects in the entertainment industry including feature films, television shows, virtual reality experiences, transmedia content and events. Final decisions on projects are made by the Legion M management team. We may choose projects you don't like, don't believe in, or even ones you object to.

Even if one of our projects is successful, it is likely to take a long time for us to realize profits.

Even if we are involved in a financially successful project, the process of making money and realizing profit in the entertainment business is slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial and is often measured in years. Even when we realize a profit and are financially able to declare dividends on our shares, we may or may not do so.

Our business relies heavily on third parties for production and monetization of entertainment content.

Our success in developing, producing and monetizing content relies heavily on third party Hollywood creators and producers such as studios, development, production and distribution companies, television networks, etc. These companies may give more time and attention to other entertainment companies or other projects which are better funded or better known or which have a longer operational history than us. There is no assurance that we will be able to find partners to jointly develop projects or help support projects financially and even if we do, there is no guarantee that our partners will put forth all of the resources required to help make our projects successful. A number of our high-profile advisors may change their minds and terminate their relationships with the company.

Public perception is important in the entertainment industry.

In order to continue grow our business, we must maintain credibility and confidence among Hollywood creators and producers, our Legion, investors, and other parties in our long-term financial viability and business prospects, and reputational harm may damage our ability to do any or all of these things. Any derogatory information whether founded or unfounded, against our business, any of our officers, director or employees, may harm our business.

We depend on a small management team and may need to hire more people to be successful.

Our success will greatly depend on the skills, connections and experiences of our three executives, Paul Scanlan, Jeff Annison and Terri Lubaroff. Should any of them discontinue working for Legion M, there is no assurance that Legion M will continue. We will also need to hire creative talents and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions.

We may not be able to protect all our intellectual property.

Our profitability may depend in part on our ability to effectively protect our intellectual property including our trademark and logo, original entertainment content in our projects and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties is time-consuming and expensive and certain countries may not even recognize our intellectual property rights. Any litigation protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition regardless of the outcome of such litigation.

Our officers control the company and we currently have no independent directors.

Our three executive officers and directors are currently also our controlling shareholders. As holders of the Class B Common Stock which gives them 10 votes per share, as opposed to 1 vote per share for holders of Class A Common Stock like you, they will continue to hold a majority of the voting power of all our equity stock and therefore control the board at the conclusion of this offering. In fact, even if they were to own as little as 5.1% of the equity securities of the Company, they will still control a majority of the voting stock. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within Legion M, having extra checks and balances to prevent fraud and produce reliable financial reports.

The shares of Common Stock being offered are subject to drag-along rights.

The shares you are purchasing in this offering are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which each holder of Class A Common Stock purchased in this offering agrees that, in the event the company's board and the holders of a majority of the votes of the outstanding shares of the company's Class A Common Stock and Class B Common Stock voting as a single group (and taking into consideration the 10 votes per share voting preference of the Class B Common Stock) vote in favor of a sale of the Company, then such holder of Class A Common Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters' rights with respect to such sale of the Company, and deliver any documentation or take other actions reasonably required, amongst other covenants.

This means that if the Board of Directors and Class B shareholders (which consists of the founders, employees and early investors) decide to sell the Company, you are agreeing to go along with that sale, even if you don't agree with it, oppose it, or feel that your interests are not being represented. For instance, the fact that shares of Class B Common Stock are owned by founders, employees and early investors could potentially create scenarios where the interests of the two shareholder groups are not aligned.

Additionally, the enforceability of such provision as it relates to appraisal rights will be subject to the provisions of Delaware law. Since the rights of common stock are determined in general by statute as opposed to by contract, and the drag-along provision is a contractual term, the extent to which this provision would be upheld by the courts in Delaware is unclear. In the event this provision was to be challenged, a sale of the Company might not be effected, and all the shareholders could miss an opportunity to realize the value of their investment.

The exclusive forum provision in our certificate of incorporation and bylaws may have the effect of limiting an investor's ability to bring legal action against us and could limit an investor's ability to obtain a favorable judicial forum for disputes.

Section XI of our Amended and Restated Certificate of Incorporation and Section 48 of our Amended and Restated Bylaws contain exclusive forum provisions for certain lawsuits, see "Securities Being Offered – Forum Selection Provisions". Further, our subscription agreements for our Regulation A and Regulation CF offerings include exclusive forum provisions for certain lawsuits pursuant to the subscription agreement, see "Securities Being Offered – Forum Selection Provisions". The forum for these lawsuits will be the Court of Chancery in the State of Delaware. None of the forum selections provisions will be applicable to lawsuits arising from the federal securities laws. These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations. There is also the possibility that the exclusive forum provisions may discourage stockholder lawsuits, or limit stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Investors may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in our Regulation Crowdfunding offerings and their transferees are bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement, in the Court of Chancery in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

The offering price has been arbitrarily set by Legion M.

Legion M has set the price of its Class A Common Stock at $15.00 (although the Effective Share Price each investor pays will be lower – for more information please see the "How We Determined the Offering Price in this Offering" section in "Plan of Distribution and Selling Shareholders"). Valuations for companies at Legion M's stage are purely speculative. While we have revenue, we are not yet profitable. Many entertainment projects may not provide a return on investment for years. Our valuation has not been validated by any independent third party and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

We are offering a discount on our stock price to certain classes of investors.

Certain classes of investors are entitled to bonus shares (effectively a discount) in this offering; see the "Bonuses and Rewards" section of "Plan of Distribution and Selling Shareholders." Further certain investors will receive a free share of Legion M Class A Common Stock with each L.A. Comic Con pass purchased as part of a promotion, see "L.A. Comic Con" section of "Plan of Distribution and Selling Shareholders." These bonus shares and promotional shares may immediately dilute the value of your stock. Therefore, the value of shares of investors who pay the full price in this offering will be diluted by investments made by investors entitled to these bonus shares, who will pay less for the same stake in the Company.

There is only a small minimum amount set as a condition to closing this offering.

Because this is a "best efforts" offering there is a small minimum of $15,000. Once we have met the minimum amount of $15,000 in invested funds and completed subscription agreements, we will have access to any funds tendered. This might mean that the expense of an unsuccessful offering could leave the Company without adequate capital to pursue its business plan or even to cover the expenses of this offering.

We have a large shareholder base which will likely grow even larger over time.

As a result of Legion M's recent successful Regulation Crowdfunding and Regulation A offerings, we have over 30,000 shareholders. It is uncommon for a start-up company with limited resources and a small staff to have so many investors. Our stated goal is to grow the shareholder base to one million through multiple rounds of fundraising. Despite best efforts, it is possible that unexpected risks and expenses of managing this large shareholder base could divert management's attention and cause Legion M to fail.

Equity crowdfunding is new.

Legion M's existing funding and future fundraising plans (including this round) are reliant on equity crowdfunding and provisions of the JOBS Act which have been in effect for a short period of time. Secondary markets don't exist yet, and may not exist for some time (or ever), which hampers the ability for investors to sell their shares. The laws are complex, and interpretation by governing bodies doesn't exist in some cases and may change over time in others. Changes to the laws (or interpretation of the laws) could impact Legion M's ability to raise money as well as your ability to trade your shares.

There is no current market for Legion M's shares.

The securities being offered in this offering are subject to restrictions on resale for one year. There is no formal marketplace for the resale of our securities. If the Company is successful, we expect to IPO or list on an exchange or alternative trading system that allows investors to sell their shares, but there is no guarantee that will happen, or that if it does happen that there will be demand to purchase your shares at your desired price or at any price at all. We do not currently have any near-term plans to apply for or otherwise seek trading or quotation of our Class A Common Stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time.

Cryptocurrency and the ICO wave could muddy the market.

To date, Legion M has focused fundraising efforts purely on the new provisions enabled by the JOBS Act. Blockchain technology and the advent of cryptocurrencies have enabled new methods of raising money – some of which are legal but many of which are not. Either way, developments in the cryptocurrency space could potentially confuse investors, create opportunities for direct competitors, and/or otherwise have adverse effects on Legion M's ability to raise funds.

Competitors could overtake our momentum.

As the marketplace becomes more savvy about the JOBS Act and how an entertainment company could benefit from an equity crowdfunded financing round, competitors could launch their own equity crowdfunding campaigns and overtake our momentum.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

WHAT IT MEANS TO BE A MINORITY HOLDER

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically our founders, Paul Scanlan and Jeff Annison. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of Class A Common Shares, you will hold a minority interest in the Company and the founders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

DILUTION

Funding History

Dilution means a reduction in value, control, or earnings of the shares the investor owns. When a company is created and seeks investment from outside investors, like you, the price paid per share of stock can vary. To help illustrate the dilution you face as an investor (the fact that you pay more for your shares than earlier investors did), we'd like to explain how our current shareholders acquired their stock and the price they paid for it. The shareholders of Legion M can be broken into the following groups:

Founders/Founding Grant Holders. When Legion M was formed, the founding stock of the Company was allocated amongst the two cofounders, early employees, consultants, advisors and creative allies at close to zero cost. An early-stage company typically issues shares (or grants options over its shares) to its founders and early employees at a very low cash cost because they are contributing money, time and energy at below market rates (i.e. sweat equity). Shortly after founding, some additional grants for stock options and warrants were issued to employees, consultants and advisors at a strike price of $0.01 per share. Note that most of the stock/options/warrants issued to this group of shareholders (including the restricted stock owned by our two co-founders) vested over a 4-year period.

Seed Investors (Discounted Note). To fund startup expenses and launch our initial Regulation Crowdfunding round of financing, Legion M secured $418,342 worth of investment from accredited investors who had previous relationships with our two cofounders. These investors loaned money at a 5% interest rate to Legion M in exchange for promissory notes that automatically converted to Class B Common Stock upon closing of a successful financing round of over $1 million. If Legion M had been unable to raise at least $1 million, these investors likely would have lost their entire investment. In exchange for the additional risk of investing early, these investors received a 30% discount when the notes converted into Class B Common Stock, which translated to a $4.90 per share price in August 2016 upon closing of our first equity crowdfunding round. When you factor in the interest earned by these notes, these investors paid an average of $4.82 per share of Class B Common Stock.

Round 1 Investors (Reg CF/D). On the morning of May 16, 2016 (the day the new law took effect), Legion M became one of the first companies in history to launch a Regulation Crowdfunding (Reg CF) fundraising campaign. The campaign lasted for three months, ending on August 14, 2016. Investors in this round were assured of a successful raise because their subscription was placed in escrow, and only to be released if Legion M achieved a minimum threshold of $500,000 in subscriptions. This campaign exceeded the funding goal—after three months the round ended oversubscribed with over $1.3 million subscriptions for a round that was legally capped at $1 million. In order to accommodate the extra demand, Legion M allowed accredited investors to invest in our shares of Class A Common Stock in a private placement pursuant to the Regulation D exemption to make more room in the Reg CF round for non-accredited investors. Legion M ultimately closed with $999,999 investment in the Reg CF round and $193,522 in the Reg D round at the price of $7.00 per share of Class A Common Stock.

In addition, just prior to Round 1 we received $76,020 of investment from accredited investors in the form of convertible promissory notes. These notes converted into Class B Common Stock at the close of Round 1, also at $7.00 per share.

Round 2 Investors. In March 2017, Legion M launched a fundraising campaign under Regulation A promulgated under the JOBS Act. In August 2017, we made a follow-on offering under Regulation Crowdfunding to include investors who couldn't invest under Regulation A due to state securities laws. Both campaigns ended on September 2, 2017. Legion M ultimately closed with $1,875,336 worth of investment in the Regulation A round and $167,941 worth of investing in the Reg CF round at the price of $7.47 per share of Class A Common Stock.

Round 3 Investors. On May 16, 2018, Legion M opened a Regulation CF offering at a price of $8.32 per share of Class A Common Stock. This round was oversubscribed, closing on July 27, 2018 with a total of 108,400 shares sold for a total of $901,888, the maximum allowable under Regulation CF (which sets limits on the amount which may be raised on an annual basis).

On October 26, 2018, Legion M opened a Regulation A offering that allowed investors who were blocked from investing in the oversubscribed Round 3 Reg CF the opportunity to purchase shares at a price of $8.32 per share. We raised a total of $634,541 from the sale of 76,267 shares.

Legion M also closed an individual investment of $99,998 under Regulation D at a Round 3 price of $8.32 per share from one of our seed investors.

Round 4 Investors. On October 26, 2018, Legion M opened a Regulation A offering at a price of $8.88 per share of Class A Common Stock. We sold 241,087 shares for a total of $2,140,852 at that price.

Round 5 Investors. On July 12, 2019, Legion M increased the price per share in its Regulation A offering to $10.00 per share of Class A Common Stock. We sold 242,243 shares for a total of $2,422,430 at that price.

On October 18, 2019 Legion M opened a Regulation CF offering at $10.00 per share of Class A Common Stock. We sold 3,000 shares for a total of $30,000 at that price.

Round 6 Investors. On November 6, 2019, Legion M increased the price per share in its Regulation A and Regulation CF offerings to $10.65 per share of Class A Common Stock. We sold 42,192 shares for a total of $449,345 under Reg A, and 24,176 for a total of $257,474 under Regulation CF.

Round 7 Investors. On August 6, 2020, Legion M opened a Regulation CF offering with price of $14.28 per share and rewards similar to those of this offering. This round closed on April 30, 2021 having sold 125,635 shares for a total of $1,794,068, and issuing an additional 24,360 shares as "bonus shares".

Option Grant Holders. As Legion M grows, we issue stock option grants to key employees, advisors, and partners:

- Shortly after Round 1 closed, the Company issued option grants for 160,772 shares of Class A Common Stock at the strike price of $7.00 per share.
- After Round 2 closed, Legion M issued an additional 96,970 options or warrants at the strike price of $7.47 per share.
- Concurrent with Round 3, Legion M issued an additional 12,000 options at a strike price of $8.32 per share.
- Concurrent with Round 4, Legion M issued an additional 27,000 options at a strike price of $8.88 per share.
- Concurrent with Round 5, Legion M issued an additional 5,000 options at a strike price of $10.00 per share.
- Concurrent with and after Round 6, Legion M issued an additional 21,000 options at a strike price of $10.65 per share.
- Concurrent with and after Round 7, Legion M issued an additional 51,946 options at a strike price of $11.42 per share.

ROUND	ROUND OPEN DATE	Legion M Share Price Over Time[1]
		SHARE PRICE
Round 1	March, 2016	$7.00
Round 2	March 2017	$7.47
Round 3	May 2018	$8.32
Round 4	October 2018	$8.88
Round 5	July 2019	$10.00
Round 6	November 2019	$10.65
Round 7	August 2020	$11.96 average ($14.28 to $11.42 range) Effective Share Price, depending on bonuses[2,3]
Round 8	October 2021	$15.00 - $12.50 Effective Share Price, depending on bonuses[2,4]

Notes:
1. Legion M's share price is not set on an open market the same way a publicly traded stock is. Instead, the company sets the stock price, and the public decides whether or not they would like to buy it. The chart above reflects the share price (or 'Effective Share Price' for Rounds 7 & 8) at the beginning of each round. For more information, please see "How We Set Our Share Price."
2. Beginning in Round 7, Legion M's offerings included the opportunity to receive bonus shares as a reward, which changes the effective share price paid by the investor.
3. The average effective share price for Round 7 was determined by dividing the total amount raised by the total number of shares issued (inclusive of bonus shares).
4. The effective share price for Round 8 depends on the amount invested and the bonuses (if any) the investor qualifies for. For more information, please see "Bonus Shares and Rewards" below.

Dilution From Share Promotions
Legion M is partnering with one or more companies for a promotion that gives individuals an opportunity to receive a share of Legion M as part of a larger package (e.g. bundled with a ticket to a comic con). The number of shares available for this promotion is capped at 5,000. For further information, please see "Plan of Distribution" section below.

Future 10-for-1 Stock Split

From Dec 27th 2021 through Jan 7th 2022 Legion M held a special stockholders' meeting during which a 10-for-1 stock split was passed by our outstanding Class A Common Stock and Class B Common Stock. The Class A Common Stock (owned by equity crowdfunding investors) had 437,967 votes (96%) for the proposed split, and 16,103 votes against the split. Based on this result, the Legion M founders and staff voted their shares for the proposal. In total, the proposal passed with over 99% of total votes for the split.

As of this writing (February 2022) we have not yet determined a date for implementation of the stock split, but expect it will occur in March or April of 2022. When the stock split occurs, the number of Legion M shares, options and warrants held by all owners will increase by 10X, Because the split happens for all shareholders simultaneously, it does not affect the % ownership of any shareholders. For more information, please review the Stock Split proposal and FAQ, which can be found at: https://legionm.com/shareholder-updates/stock-split-vote.

Future Dilution

Another important way of looking at dilution is the dilution that happens due to our future actions. The investor's stake in a company could be diluted due to our issuing additional shares. In other words, when we issue more shares, the percentage of the company that you own will go down, even though our value and your shareholding may go up—you own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another financing round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and will experience control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

● In June 2020, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

● In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

● In June 2021, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of Legion M or expecting each share to hold a certain amount of value, it is important to realize how dilution can make drastic changes to the value of each share, ownership percentage, voting control and earnings per share.

USE OF PROCEEDS TO ISSUER

The following discussion addresses the use of proceeds from this offering. We currently estimate that, at a per share price of $15.00, the net proceeds from the sale of 200,000 shares of Class A Common Stock will be approximately $2,626,000 after deducting the estimated offering and rewards expenses of approximately $374,000. None of the offering proceeds will be used to pay off debt early or make payments for deferred salaries.

The following table breaks down the use of proceeds for a $3 million raise and for $1.5 million raise:

	50% Million Raise		Maximum Raise	
Total Money Raised	$ 1,500,000	100%	$3,850,005	100%
Offering Related Expenses & Rewards (1) (2)	$ 224,000	15%	$ 553,001	14%
Development, Project and Operating Expenses (3) (4)	$ 826,000	55%	$ 1,949,503	53%
Marketing Fund (5)	$ 450,000	30%	$ 1,347,502	33%

(1)   Assumes (based upon data from Legion M's Round 7 offering and rewards selections) that 7% of total amount raised is used to pay for T-Shirts and Legion M gift cards required for Round 8 Rewards. For the purposes of this calculation, we assume that 100% of t-shirts are claimed, and 100% of gift cards are spent on items with a 50% cost of goods sold.
(2)   Assumes that 7% of total amount raised is paid to StartEngine for commissions and credit card/ACH processing fees, and $14,000 is paid for StartEngine due diligence and escrow fees. For a detailed breakdown of StartEngine fees and commissions, please see "Plan of Distribution"
(3)   Development, Project and Operating Expenses is the money that pays for Legion M's project investments (e.g. licensing IP, production financing, etc.) and operations, which includes development, production, marketing, distribution, merchandising, and monetization of Legion M's entertainment projects, along with fundraising, business development, investor relations/community management and all other operational expenses.
(4)   Expected runway is about 10 months for the $3,850,005 raise and about 6 months for the $1.5MM raise.
(5)   The Marketing Fund is discretionary money used to pay for marketing of Legion M and our entertainment projects.

If we were to only raise the minimum amount of $15,000 in this offering, the full amount would go toward offering related expenses.

Offering Related Expenses and Rewards

Investors in this offering have the opportunity to select a Reward based on the amount of money they invest (for more detailed information, please see the "Rewards" section of "Plan of Distribution and Selling Shareholders.") These rewards fall into different categories that require different use of funds:

- Bonus Shares – These are free shares for investors that are granted after their investment closes. There is no hard cost for Legion M to fulfill these rewards.

- Legion M Merchandise – These are items like gift cards to the Legion M store and exclusive Legion M merchandise. Legion M considers the COGS for the items awarded for the "use of funds" table above.
- Legion M Experiences – These are items like "Tickets to a Legion M Red Carpet Hollywood Premiere." While these rewards can be invaluable to the recipient, they have little to no hard cost that needs to be considered in the use of funds table above.

As you can see, the cost for Legion M to fulfill investor Rewards will depend on the amount invested and specific Rewards chosen by investors. For the purposes of the use of funds table above, we're assuming a distribution of rewards similar to that from our Round 7 offering.

Finally, in addition to the cost of Rewards, Legion M is estimating offering costs of approximately $14,000 for StartEngine due diligence and escrow fees in connection with this offering.

Development, Project, and Operating Expenses

These are the funds required to support Legion M's project and operating expenses. It includes both project investments (e.g. licensing IP, cash investments, etc.) along with monthly operating expenses like employees' salaries and benefits, compensation to contractors, travel, legal and accounting, insurance and technology.

These funds directly support:

- Internal development, financing, production, distribution, and monetization of Legion M's entertainment projects, including hard costs (e.g. cash investments, rights acquisition fees, etc.);
- Development and sales of consumer products for Legion M and our projects;
- PR and marketing, not including hard costs (e.g. marketing specific contractors, paid media, comic-con activations, etc.) that comes from the marketing fund;
- Business development;
- Investor relations and community management (i.e. growing, managing, and leveraging our Legion of fans);
- Fundraising, not including hard costs (e.g. paid media spend, comic-con activations, etc.) which comes from the marketing fund; and
- General overhead and administrative costs.

As of February 2022 our monthly burn rate for operating expenses (excluding discretionary spending on marketing and project investments) is approximately $125,000 per month. Note that in April 2020 most of the Legion M staff elected to take voluntary pay cuts in response to the COVID-19 crisis. As of February 2022, all Legion M employees are back at full salary with the exception of the two cofounders, who have remained at 80% of their previous pay rate. For the use of funds table above, we are assuming these pay cuts have been eliminated, and that our entire staff is back at 100% salary.

Our burn rate for operating expenses may go up or down based on the amount of money raised and market conditions. For example, in response to the COVID crisis Legion M was able to react to challenging market conditions by dramatically reducing spending in 2020.

Marketing Fund

Growing the Legion (see "The Company's Business — Growing the Legion) and marketing our products and entertainment projects are two of our highest priorities. Accordingly, we plan to allocate up to 35% of the funds raised in this offering to marketing efforts intended to build value for Legion M by driving revenue, awareness, and fundraising. This includes paid digital advertising, referral programs, sponsorships, exhibiting at comic cons/film festivals, etc.

The "Marketing Fund" listed in the "Use of Proceeds" table above is the money used for hard costs (e.g. contractor fees, paid media, comic-con activations, etc.) associated with marketing. Legion M staff is all considered part of our development and operating expenses – even when they are working in a marketing capacity. The marketing fund is discretionary – when marketing is effective at driving investments/sales/revenue we can turn it up and when it is not effective, we turn it down or turn it off.

It's worth noting money spent marketing Legion M's entertainment projects and merchandise often doubles as marketing for the Company. For example, the P&A money we spend promoting *Memory: The Origin of Alien* also helps introduce fans of the *Alien* franchise to Legion M. The money we spend marketing *Mandy* consumer products brings fans of the movie to our website where they can learn more about getting involved with Legion M. Whenever possible, we work to structure deals where the investments we make in entertainment projects provide potential for both direct ROI and marketing benefits for Legion M.

We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

THE COMPANY'S BUSINESS

Introduction

Legion M is an entertainment company formed on March 4, 2016, under the laws of Delaware as a C corporation. Our business plan is to partner with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market, finance, and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more. In this sense, we are like thousands of other entertainment companies around the world.

The difference is that Legion M is (to our knowledge) the first entertainment company built from the ground up to be owned by fans. We're taking advantage of historic new equity crowdfunding laws that allow the public to invest in our Company in its earliest stages of development. With Legion M, fans own the Company, fans get behind the scenes and — when we are successful — fans share in the rewards!

We founded Legion M because we saw a once-in-a-lifetime opportunity created by the JOBS Act. Fans hold great power in the entertainment industry. After all, we're the ones who buy the tickets, pay the subscriptions, and decide what to watch. Individually each of us is just a consumer, but when we band together we have undeniable power. And now, thanks to the disruptive new capabilities of equity crowdfunding, we have a first-ever chance to build an entertainment company of our own.

Competitive Advantage

From franchises and established IP, to talent and influencers, a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do.

By giving people an ownership stake and a voice in the process, we're creating a legion of fans that are both financially and emotionally invested in the success of our projects. The bigger that audience gets, the more powerful it becomes.

We believe a company owned by a Legion of emotionally invested shareholders has a number of intrinsic competitive advantages, including:

- A legion of fans to come out opening night (and bring out all their friends!);
- A legion of evangelists to share on social media and create grassroots buzz;
- A legion of scouts to help find the next big thing;
- A legion of focus group testers to evaluate ideas and harness the "wisdom of the crowd";
- A legion of advocates to provide energy, enthusiasm and excitement that help propel the Company forward;
- A legion of creatives to crowdsource ideas and contribute their talents;
- A legion of fans to help attract the very best talent to our projects

We believe the result of all this is an ability to reduce risk and improve the odds of success for everything we do. Our long-term goal is to unite one million fans as shareholders of Legion M. If we're successful, this will provide hundreds of millions of dollars to develop content that has one million fans standing behind it. It's an ambitious goal, and one we expect will take many years to achieve. But if we're successful, we believe it could make us one of the most influential companies in Hollywood.

Current Size of the Legion

At 6AM on May 16, 2016 (the day Regulation CF went into effect), Legion M became one of the first companies in history to launch an equity crowdfunding round under Regulation CF, created by the JOBS Act. Since then, we have completed seven rounds of equity crowdfunding, raising over $15 million from more than 30,000 investors via a combination of Regulation A, Regulation CF, and Regulation D.

In addition to allowing fans to invest via equity crowdfunding, we also allow them to join our community for free. We do this for several reasons, including the fact that we want to give people the opportunity to "get to know us" before they invest. We also recognize that there are many people who love the idea of a fan-owned company but for some reason cannot or choose not to invest. As a Company whose power comes from the size and strength of its community, we welcome free members with open arms. As of February 2022 our total community (including investors) has over 130,000 people.

How We Make Money

Entertainment is a complex and rapidly changing industry that employs a variety of business models for the production, distribution and monetization of content. While there are many ways a company can make money in entertainment (and even more ways to lose it!), we focus on parts of the value chain where we believe having a built-in audience can provide a competitive advantage.

As a startup attempting something that has never been done before, we view many of our early projects as experiments that allow us to better understand our business and prove — to ourselves, our investors, and the industry — the value that a fan-owned company can provide. Legion M has utilized many different business models, including the ones listed below:

Feature Film Production Financing
Legion M has made investments in the production of four feature films: *Field Guide to Evil, Mandy, Jay and Silent Bob Reboot*, and *Archenemy*. In each of these cases Legion M has made a cash investment in the film in exchange for a potential cash return based on the film's success.

The terms of these deals vary widely and are typically subject to a number of different contracts with the various parties associated with the film. The risk and potential return associated with these investments depends heavily upon the terms of the specific deal and where we fall in the "waterfall" -- the model that determines how (and in what order) revenue earned by the film is distributed amongst all of the stakeholders. Thus far, Legion M has participated in relatively low-risk positions at the top of the waterfall (e.g. a fixed-return investment backed by an existing sales agreement that gets paid back once the film is delivered), as well as high-risk positions at the bottom of the waterfall (e.g. a percentage of the "backend" that gets paid after other investors have earned their return, but is uncapped). In some cases we've also been able to cross-collateralize across alternative revenue streams (e.g. the "Reboot Roadshow" live tour for *Jay and Silent Bob Reboot* and the Jóhann Jóhannsson soundtrack for *Mandy*) and/or secure other terms (e.g. guaranteed minimums) that can help decrease risk.

Legion M has also been able to leverage our position as an equity investor in each of these films to tap into other revenue streams, including release partnerships (see "Release and P&A Partnerships" below) and consumer products/media sales (see "Consumer Products and Media" below).

Revenue (when applicable) collected from these projects is categorized as "Project Revenue" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section. Direct-to-consumer sales of DVDs, Blu-Rays, movie tickets and merchandise is categorized as "Consumer Products and Media Revenue."

Film and TV Development
Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and "sweat equity" to develop, package, and sell movies, TV series and other entertainment projects. Examples of development activities include reading and evaluating scripts, licensing IP, packaging talent (e.g. showrunners, actors, directors), creating pitch materials, and pitching projects to financiers, studios, streaming services, networks, distributors and other potential partners. The goal of development is typically to package a project for financing and/or sale so it can be produced.

Legion M has dozens of projects on our development slate. This includes projects like *ICONS: Face to Face* where we invested cash to film a pilot, *The Emperor's Blades* and *Ghosts of Manhattan* where we licensed rights to existing novels to develop into a film or TV series, as well as projects like *Airship Cowboys* and *Stunt Team: Drive* where there is little or no cash required and our investment is primarily the time we spend working with partners to develop the idea. Many of our development stage projects have not been publicly announced.

From an investment standpoint, development projects are generally considered very high risk/reward, meaning that the odds of any given project making it into production are very low, but if you are successful in developing your project into a successful property, the rewards are potentially high.

Legion M has successfully developed two projects:
- In August of 2021 Legion M signed a deal with a major streaming company for the sale of an adult animated TV series developed by Legion M. Due to confidentiality agreements we cannot yet reveal the name of the project or the streaming partner. As of February 2022 the project is in development at the streamer with a release expected in 2023, though there is always the chance that a project at this stage can be delayed or cancelled. Credited as a "non-writing producer" of this project, Legion M will earn producers' fees for each episode that is released.
- In January of 2022 Legion M wrapped production for Man In the White Van, a multi-million dollar feature film (true-crime thriller) developed and produced by Legion M with financing provided by a third party. As producers of the movie, Legion M earns fees from the production budget and also has a stake in any back-end profits the film generates (if applicable). The film is expected to release in 2022.

Working with our partners, Legion M plans to continue pitching our development projects to partners like Netflix, Amazon, Hulu, Apple TV+, FX, Sony, HBOMax, and more. Every pitch we make is an opportunity to launch a new movie, series, or franchise.

While development is generally considered a "cost center" for most production companies, Legion M has found ways to monetize the process and earn revenue from many of our development projects. For example:

- In the process of developing *Girl With No Name* as a feature film and *Darknights and Daydreams* as a Broadway play, we launched crowdfunding projects that allowed us to bring fans into the development process.
- By selling merchandise and media (e.g. autographed books) for projects like "The Emperor's Blades" and "Grey Area," we are able to build buzz and generate revenue that reduces our downside risk for these projects.

Revenue (when applicable) generated by our development activities is categorized as "Project Revenue" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section. Revenue related to sales of consumer products and media (including comics and books) is also categorized as "Consumer Products and Media Revenue."

Release and P&A Partnerships
As a fan-owned company, Legion M has a lot to offer partners during the release cycle of a film, and has engaged in the release of several projects. The terms and structure of these deals varies greatly, including but not limited to the ones listed below:

- Colossal, where Legion M partnered with NEON to provide cash for "P&A" (an industry term for the marketing and release of a film) in exchange for a potential cash return based on the theatrical success of the film.
- Bad Samaritan, where Legion M partnered with Dean Devlin's Electric Entertainment to make an "in-kind P&A investment," in which Legion M promoted the film in exchange for a potential cash return based on the film's theatrical success.
- Tolkien, where Legion M partnered with Searchlight Films (a division of Disney) to earn revenue and exclusives for our members in exchange for supporting the release of the film.
- Save Yourselves*!* where Legion M partnered with Bleecker Street to promote the film (which was selected by Legion M Film Scouts at Sundance) in exchange for marketing fees and potential cash return based on the success of the film in its first 2 years of release.

In addition, Legion M has entered into release marketing partnerships for many projects in which we had a pre-existing relationship, including *Mandy, Jay and Silent Bob Reboot,* and *The Field Guide to Evil.* These partnerships allow us to generate revenue and/or offset marketing costs while supporting projects we have a stake in.

Revenue (when applicable) generated by our release and P&A partnerships is categorized as "Project Revenue" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section. Direct-to-consumer sales of DVDs, Blu-Rays, movie tickets and merchandise is also categorized as "Consumer Products and Media Revenue."

Consumer Products And Media
Ever since our community began, there has been demand for Legion M merchandise that allows our members and investors to show off their Legion M pride. As the community gets larger, that demand grows. Today we have a robust consumer products division which oversees Legion M's ecommerce store, wholesale business, and licensing program.

In 2018, through our investment in the film *Mandy*, Legion M acquired an exclusive license to produce merchandise related to the film and sublicense to third party brands and retailers. Through Legion M's online store (shop.legionm.com) and our licensing and wholesale partners (which include Hot Topic, Spencer's Gifts, Mondo Tees, Funko, and more) we sell items ranging from t-shirts and hats to replica props, and Halloween masks. Our ability to generate consumer product, media, and licensing revenue tied to our projects creates value for both Legion M and our partners.

Since our success with *Mandy*, Legion M has acquired merchandising rights to a number of our other projects including *Archenemy*, "The Left Right Game," *Jay and Silent Bob Reboot*, *The Emperor's Blades*, *Memory: The Origins of Alien, Save Yourselves!,* and *Darknights and Daydreams.* For some of our projects we sell the project media itself, including DVD's, Blu-Ray's, digital movie downloads, books, albums, and comics. In 2020, we expanded into consumables with the addition of Cheddar Goblin and Macaroni and Cheese (from the film *Mandy*) and Archenemy Whiskey to our consumer product portfolio.

Our Consumer Products and Media revenue comes from a number of different sources:

· Direct to consumer sales through the Legion M channels (including our shop.legionm.com online store and Amazon storefront)

· Wholesale sales of Legion M product to 3rd party retailers (e.g. Hot Topic)

- Sublicensing to 3rd party manufacturers for their products (i.e. earning royalties by allowing a 3rd party to create and sell products of their own)

Today, consumer products and media sales represent a significant component (72% in 2019 and 72% in 2020) of our revenue. For more information on "Consumer Products and Media Revenue", please see the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section.

From an investment perspective (e.g. if we evaluate the time and money we invest in consumer product initiatives using the same criteria we use to evaluate our project initiatives), consumer products offer a number of unique advantages:

- The risk of launching a new ecommerce product is relatively small – particularly now that "print on demand" technology eliminates the risk associated with inventory requirements for many items.

- The time required to achieve returns on a new product line is orders of magnitude shorter than film and TV projects. For example, while it can take years to see a return on a successful film project, it's possible to start making money from merchandise related to a film even before it is released.

- Revenue from merchandising comes directly to Legion M, from which we pay royalties that get put into the waterfall (the distribution of funds amongst all the stakeholders of a project as dictated by the applicable contracts between all the parties). This is a more advantageous position than other models where revenue is collected by others and comes to us (when applicable) via our position in the project waterfall. For projects in which Legion M has a position in the waterfall, it's even possible that a portion of the Consumer Products and Media Revenue we contribute into the waterfall could come back to Legion M.

We also believe that the investments we make in consumer products related to our projects pays dividends beyond the revenue they generate. It's not a coincidence that successful entertainment companies like Walt Disney and Warner Brothers have robust consumer product divisions to monetize their IP, as branded products are an excellent way to drive awareness and build and nurture fandoms.

Revenue from our consumer products and media sales is broken into two categories:

- Revenue tied to contracts with our projects (e.g. *Mandy, Save Yourselves!*, etc.) is included in the "Project Revenue" category.

- Revenue not tied to contracts with our projects (e.g. Legion M merchandise, our in-house "Auto Focus" brand, etc.) is included in our "Non-Project Revenue" category.

Revenue from both of these categories is broken out in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section.

Film Distribution

In April of 2019, Legion M announced our first foray into film distribution — a partnership with Screen Media to acquire the North American distribution rights for the documentary *Memory: The Origins of Alien*. Under this partnership, we're sharing (in a 50/50 split) all the costs and revenues from the North American distribution of the film across all outlets for the next 20 years. Screen Media is providing the expertise required to distribute the film, while Legion M is providing marketing muscle we believe will help make it successful.

As the distributor of the film (in partnership with Screen Media), our investment is the money and time spent to acquire, market, and distribute the film. These costs include everything from the fees paid to acquire the rights from the filmmakers to the costs associated with booking theaters, manufacturing DVDs, cutting trailers, designing/printing posters, and buying advertising. However, as the distributor, Legion M and Screen Media will earn a portion of theatrical ticket sales, DVD sales, VOD sales/rentals, licensing/advertising fees paid by streamers, merchandise sales, etc. through the year 2039. It's worth noting that the film was released in 2019, which was the 40-year anniversary of *Alien*, but we will still own the rights to this film when the 50th and 60th anniversaries of the film roll around in 2029 and 2039.

In addition, Legion M has secured merchandising rights associated with the film (including the rights from the H.R. Giger estate to offer free gifts with purchase and rights from the Dan O'Bannon estate to sell licensed merchandise) and offers a limited line of merchandise related to the film.

Revenue (when applicable) collected from this project is categorized as "Project Revenue" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section. Revenue related to sales of DVDs, Blu-Rays, and merchandise sales is categorized as "Consumer Products and Media Revenue."

Live Event Production

Legion M has produced two major live events — the 2017 "Celebrating Stan Lee" handprint ceremony and after-party, and the 2019 "Excelsior!" tribute to Stan (benefiting the non-profit charity The Hero Initiative) shortly after Stan passed away. In both cases, we incurred the effort, costs, and risks of hosting the event in exchange for the revenue generated from tickets, merchandise, food/drink, and sponsorship sales.

Neither of these events was expected to generate a profit (the handprint ceremony was "the fans' gift to Stan," and the "Excelsior!" tribute was a memorial benefitting a non-profit charity). Instead, the revenue generated by these events helped subsidize the costs of what we believe were extremely effective ways to generate exposure and goodwill within the industry and fan communities. Both of the events included a long list of industry participants, including Kevin Feige (head of Marvel Studios), Mark Hamill (*Star Wars*), Laurence Fishburne (*The Matrix*), Kevin Smith (*Jay and Silent Bob Reboot*), Chadwick Bozeman (*Black Panther*), Todd McFarlane (*Spawn*). They also generated extensive news and media coverage from around the world, and provided an opportunity for Legion M to "open the gates of Hollywood" and bring our members/shareholders to events that are typically reserved for industry insiders.

In addition to the two major events, Legion M has hosted a number of smaller events, including the "Legion M Lounge" at the Sundance Film Festival, the "Fan Oasis" at Los Angeles Comic Con. While these events are typically free (i.e. there is no ticket sale revenue) we have had some success selling sponsorships. Again, our goal with these events to date has not been to generate a profit (although we'd certainly love to if we could find the right sponsor), but to offset the costs of marketing efforts that allow us to promote our projects and grow our community.

Revenue from the two Stan Lee events is categorized as "Project Revenue" during the appropriate reporting period. Revenue (when applicable) from sale of merchandise and media related to these events is categorized as "Consumer Products and Media Revenue." Sponsorship revenue (when applicable) from our Lounges at Comic Con and Film Festivals is included as "Non-Project Revenue" during the appropriate reporting period. Results for all of these categories can be found in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section.

Finance Plan

As of February 2022, we have raised over $15,000,000 from more than 30,000 investors under Regulation A, Regulation CF and Regulation D.

Developing and monetizing entertainment projects like movies and television shows usually requires significant capital investment. We intend to raise as much of that money as possible directly from fans. Our long-term goal is to have 1 million shareholders, which would likely provide hundreds of millions of dollars. We expect it will take us many successive fundraising rounds to achieve this goal, but if we're successful we believe it could make us one of the most influential companies in Hollywood.

In addition to raising money directly from fans, Legion M is exploring opportunities to partner with private equity investors, venture capitalists, film financing companies, and other entertainment financiers to increase the amount of money available for funding Legion M projects and initiatives.

Entertainment and Media Market

Film, television and digital entertainment is a global industry that generates trillions of dollars in revenue each year. Home to some of the largest and best-known corporations in the world (Disney, Sony, Netflix, NBCUniversal, etc.), it is an extremely complex and competitive industry with stakeholders ranging from content creators and studios, to networks, technology and distribution companies.

As the industry grows, it's constantly evolving. In recent years, changes in technology and consumer habits have ushered dramatic shifts in the industry, including the proliferation and success of global OTT ("over the top") services such as Netflix, Amazon and Hulu, the advent of new steaming services such as Disney+, Peacock and AppleTV, the rise of new technologies like interactive TV and Virtual Reality, and the growth of non-traditional models such as PPV (pay per view), VOD (video on demand), SVOD (subscription video on demand) and AVOD (advertising supported video on demand).

Throughout all this change, the one thing that remains constant is the importance of the audience. It's the collective eyeballs and wallets of viewers around the world that fuel the entire industry. The power of aggregating fans can be seen throughout the industry, from the salaries commanded by well-known actors and influencers to the importance of sequels, reboots and IPs with established fanbases.

From franchises and IP to talent and influencers, a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do.

Board of Advisors

While we are fan-owned company, we are not a fan-run company. We believe our fan community is an extremely powerful resource for helping evaluate the *art* of media and entertainment, but the *business* of media and entertainment is extremely complex, nuanced, and highly confidential. To help us navigate these waters, we've established a remarkable board of advisors which currently includes:

- William Shatner, renowned actor ("Star Trek", "TJ Hooker", "Boston Legal", "Rescue 911", etc), director, producer, screenwriter, author and musician. Read the op-ed by William Shatner about joining Legion M at: https://www.slashfilm.com/681126/william-shatner-the-future-is-worth-fighting-for-and-fans-will-lead-the-way/

- Larry Gleason, Distribution and Exhibition Expert, former President of Worldwide Distribution at MGM and former President of Worldwide Exhibition at Paramount

- Stoopid Buddies Stoodios (Matt Senreich, Seth Green, John Harvatine, and Eric Towner), the Company behind "Robot Chicken," "Supermansion," and "Buddy Thunderstruck"

- Scott Landsman, Senior Vice President of Comedy Development at Sony TV

- Gaston Dominguez-Letelier, Comic Book and Pop Culture Expert, Founder and Former CEO of Meltdown, Inc.

- Animal Repair Shop (Susan Bonds and Alex Lieu), mixed reality pioneers and former Disney Imagineers

- Lisa Taback, VP Talent Relations & Awards at Netflix, Former Awards Consultant (Spotlight, Moonlight, La La Land)

- Kerry O'Quinn, Creator and Publisher of STARLOG, FANGORIA, CINEMAGIC and COMICS SCENE magazines

- Tim League, CEO of Alamo Drafthouse, Founder of Fantastic Fest, Co-founder of NEON

- Adam Rymer, Former President of Legendary Digital Networks

- Doug Hansen, P&A Expert, Former President & COO of Endgame Entertainment, President of Hansian Media

- Michael Arrieta, Business Development Expert, COO of Relativity Media, founder of Big Air Studios and former Sony Executive

- Leonard Maltin, "Entertainment Tonight" renowned film critic and author of Leonard Maltin's Movie Guide.

- Christian Parkes, CMO NEON, Former CMO Alamo Drafthouse, Co-founder Beyond Fest

- Andrew Cosby, Co-founder of Boom! Studios, "Eureka" writer and showrunner, Hellboy screenwriter

- Yuka Kobayashi, former Director of Stan Lee's POW Entertainment

- Dean Devlin, Electric Entertainment, Co-Writer & Producer of Independence Day and Stargate, Producer of "The Librarians" and "Leverage," Director of Bad Samaritan

- Bill Duke, Actor, Director, Producer (Commando, Predator, "Falcon's Crest," "Charlie's Angels," "Law and Order SVU")

- Julianne LaMarche, Marketing and Strategic Planning, Former Co-President of BLT Communications, former President of Trailer Park

- Martin Lauber, Founder, Swirl Advertising, Founder/Managing Partner of 19York

- Lynn Bartsch, Principal Counsel of Lucasfilm, Former Senior Director of Business Affairs, Original Programming at Audible

- Rao Meka, Founder of shopVOX, CEO of 1729 Pictures

- Eric Ries, Author of "The Lean Startup," Founder of the Long Term Stock Exchange

- Natalie Farsi, Digital Growth and "Fast Channel" specialist. TYT Network, AwesomenessTV, Viewster, Warner Bros mobile/OTT, Fox Mobile Studios, Warner Music

Employees

As of February, 2022, we have eight full time employees, nine part-time employees or contractors that typically work between 1 and 20 hours per week, and a variety of other part time employees/independent contractors we use on an as-needed basis.

Competition

There are thousands of other companies involved in the creation and monetization of entertainment content, from giant international conglomerates to small independent creators. Many of these companies can be considered potential competitors in that we are all competing to develop entertainment for consumers; however, most of them can also be considered potential partners or allies, as collaboration is very common in the entertainment industry.

At this time we're not aware of any direct competitors utilizing equity crowdfunding to unite entertainment fans like Legion M. The closest potential competitor we are aware of is a company called Angel Studios that recently raised $5 million for a number of projects (including "The Chosen," which is a faith-based TV series following the life of Jesus Christ) as well as a fundraising platform for film and TV projects. Based on the materials we've seen to date they don't appear to be a direct competitor, but that could change in the future.

In addition, we are aware of many creators who have used equity crowdfunding to raise (or attempt to raise) money for individual projects, as well as other companies that have launched or announced plans to launch equity crowdfunded entertainment businesses (including equity crowdfunded production slates and entertainment-related cryptocurrency offerings).

That said, as of February 2022, we are not aware of any companies that have achieved significant traction or that we would consider a direct competitor. Over time this could change.

Intellectual Property

Legion M has the trademark to its name "Legion M."

Litigation

Legion M has not been involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise.

THE COMPANY'S PROPERTY

Legion M does not own or lease any real estate, office space or significant tangible assets other than a 1959 Cadillac valued at approximately $31,000. Operating mostly virtually, Legion M has virtual conference room space in Century City, CA.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion includes information from:

- Unaudited 2021 financial statements that cover the time period from January 1, 2021 to June 30, 2021
- Audited 2020 financial statements that cover the time period from January 1, 2020 to December 31, 2020
- Audited 2019 financial statements that cover the time period from January 1, 2019 to December 31, 2019

Please note that any data subsequent to December 31, 2020 is subject to change once we complete our fiscal year, prepare our financial statements and our independent auditor completes an audit of those statements.

The unaudited financial information set forth below with respect to the unaudited operating data for 2021 and the six-month period ended June 30, 2021 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2021.

The discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Future 10-for-1 Stock Split

From Dec 27th 2021 through Jan 7th 2022 Legion M held a special stockholders' meeting during which a 10-for-1 stock split was passed by our outstanding Class A Common Stock and Class B Common Stock. The Class A Common Stock (owned by equity crowdfunding investors) had 437,967 votes (96%) for the proposed split, and 16,103 votes against the split. Based on this result, the Legion M founders and staff voted their shares for the proposal. In total, the proposal passed with over 99% of total votes for the split.

As of this writing (February 2022) we have not yet determined a date for implementation of the stock split, but expect it will occur in the first half of 2022. When the stock split occurs, the number of Legion M shares, options and warrants held by all owners will increase by 10X, Because the split happens for all shareholders simultaneously, it does not affect the % ownership of any shareholders. For more information, please review the Stock Split proposal and FAQ, which can be found at: https://legionm.com/shareholder-updates/stock-split-vote.

INTERIM 2020 OPERATING RESULTS

Our revenue for the six months ended June 30, 2021 ("Interim 2021") was $448,308, a 23% decrease over our revenue of $582,756 during the six months ended June 30, 2020 ("Interim 2020"). It's worth noting that at this point in the company's development, we expect our revenue to fluctuate from period to period due to the release patterns of projects that we're involved with. For example, approximately $148,390 in revenue from Interim 2020 came from sales and shipping of products (including DVDs for *The Jay and Silent Bob Reboot*) that were ordered in 2019 but not shipped until 2020. The amount of comparable revenue in Interim 2021 (i.e. revenue for items that were ordered in 2020 but not delivered until 2021) was only $25,144. This is a major contributing factor to the decrease in revenue from Interim 2020 to Interim 2021 and reflects the general "lumpiness" in Legion M's revenue streams that we expect to continue going forward.

While Legion M receives revenue from a wide variety of sources, it can be broken down into two major categories:

- Project Revenue. Revenue directly related to our contracts for the projects outlined in the "Active Projects," "Development Projects" and "Completed Projects" sections of this document.

- Non-Project Revenue. All other revenue, including sales of non-licensed merchandise, ticket and sponsorship income for Legion M community events (e.g. the "Legion M Lounge" at Sundance), and revenue attributable to shipping and handling fees, including when those fees are associated with project-related merchandise

Project Revenue decreased 12% to approximately $402,467 in Interim 2021 from approximately $454,820 in Interim 2020, and represented approximately 90% of our total revenue in Interim 2021 compared to approximately 78% in Interim 2020. The decrease in project revenue is primarily attributable to a reduction in the amount of deferred revenue from products that were sold in the previous year (see above) which was offset in part by increases in revenue from other projects including Archenemy.

Non-Project Revenue decreased 64% to approximately $45,842 in Interim 2021 from approximately $127,935 in Interim 2020, and represented approximately 10% of our total revenue in Interim 2021 compared to approximately 22% in Interim 2020. The decrease in non-project revenue was attributable in part to cloth facemasks that were available for purchase from the Legion M store in Interim 2020 but were no longer available in Interim 2021, as well as a reduction in the amount shipping revenue (driven in part by the reduction in amount of product that was sold in the previous year but not shipped until the following interim period).

In addition, Legion M's revenue can also be broken out by revenue received from consumer products and media, which is defined as revenue earned from sales and shipping of merchandise (e.g. clothing, accessories, props, consumables, etc.) and media (e.g. DVDs, Blu-Rays, comic-books and books) via:

- direct-to-consumer sales (e.g. via shop.legionm.com, amazon.com, in-venue activations, etc.),

- wholesale sales to 3rd party vendors (e.g. Hot Topic, comic book shops, etc.), and

- licensing agreements (e.g. sublicensing to 3rd parties who handle manufacturing and sales and pay us a royalty).

It's worth noting that Consumer Products and Media Revenue related to Legion M Projects represents Project Revenue that Legion M collects and participates in *before* it feeds into the project waterfall (i.e. the distribution of funds amongst all the stakeholders of a project as dictated by the applicable contracts between all the parties). Project Revenue from other sources (e.g. distribution, financing, etc.) is collected by others and comes to us (when applicable) via our position in the project waterfall. For projects in which Legion M has a position in the waterfall, it's possible that a portion of the Consumer Products and Media Revenue we contribute into the waterfall could come back to us.

Consumer Products and Media Revenue was down 52% year over year, representing approximately $186,735 or 42% of our revenue in Interim 2021, compared to approximately $390,523 or 67% of our revenue in Interim 2020. The decrease in Consumer Products and Media Revenue from Interim 2021 to Interim 2020 was largely a result of decreased sales of products, including DVDs/Blu-rays for *Jay and Silent Bob Reboot* and *Memory: The Origins of Alien* and cloth facemasks.

Revenue from categories other than Consumer Products and Media (which includes Feature Film Production Financing, Film & TV Development, Release/P&A Partnerships, Film Distribution, and Live Event Production) increased 36% to $261,573 or 58% of our revenue in Interim 2021, compared to approximately $192,232 or 33% of our revenue in Interim 2020. This increase in revenue was largely due to revenue from our investment in *Archenemy*, although the revenue from these categories includes contributions from many of our projects.

Costs of net revenue in Interim 2021 was $347,142, a 30% decrease compared to $498,310 costs of net revenue in Interim 2020. The decrease in costs was tied to the corresponding decrease in revenue, however our costs of net revenue decreased more than our revenue during the period, yielding a gross profit of $101,166 in Interim 2021, which was a 20% increase compared to our gross profit of $84,446 in Interim 2020. Our gross profit margin increased to 23% in Interim 2021 from 14% in Interim 2020. The increase in gross profit margin is attributable to a decrease in the concentration of low margin products (e.g. cloth facemasks where proceeds went to charity). It should be noted that at this stage in the Company's development we expect our revenue and margins to be volatile as we introduce and develop new revenue streams.

For Interim 2021, operating expenses decreased 10% to $1,132,530 compared to Interim 2020 operating expenses of $1,256,132. Our operating expenses consist of employee compensation and benefits, sales and marketing, independent contractors, professional fees (e.g. legal, accounting, etc.), travel expenses, general and administrative, and depreciation.

The largest driver of our decrease was a reduction in compensation and benefits as well as independent contractors which decreased $119,166 and $80,190, respectively, due to salary cuts by the Legion M staff, a reduction in the amount of stock-based compensation, and the elimination of a contractor partner. The decrease was partially offset by an increase in sales and marketing costs of $80,724 driven primarily by additional marketing utilized for fundraising in Interim 2021 compared to Interim 2020.

Legion M follows GAAP standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the "Investments in productions" that are included on our Balance Sheet. In Interim 2021, some of our Project Revenue was associated with costs that were previously capitalized on our Balance Sheet. These costs are recognized on the Statements of Operations as cost of net revenue in Interim 2021. In addition, we had some costs for unreleased projects that were capitalized during Interim 2021. As a result of these factors, as of June 30, 2021, we had $736,116 of capitalized "Investments in productions" on our Balance Sheet, compared to $896,419 as of December 31, 2020.

These capitalized costs represent "bets we still have on the table." It's impossible to predict with certainty what the financial return of a project will be. For example, the return on a feature film is typically dependent upon the success of the film, while the return on a TV project is often dependent upon the series being sold. Some returns can be realized in a matter of months, while others may take decades (e.g. our distribution rights for *Memory: The Origins of Alien* last for 20 years, and backend rights for many of our other projects last in perpetuity). In accordance with GAAP standards, production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

In Interim 2021 we had a grant of $154,881, while we had $10,000 grant in Interim 2020. The amounts classified as grants in 2021 relate to the forgiveness of our Paycheck Protection Program loan received in May 2020. The 2020 amount was an emergency Economic Injury Disaster Loan ("EIDL") grant administered by the SBA. These were both one-time events.

As a result of the foregoing factors, as well as other expenses, our net loss for Interim 2021 was $876,483, a 25% improvement compared to our loss of $1,161,686 in Interim 2020.

2020 Operating Results

Our revenue for the year ended December 31, 2020 ("Fiscal 2020") was $933,570, a 45% increase over our revenue of $645,565 during the year ended December 31, 2019 ("Fiscal 2019").

While Legion M receives revenue from a wide variety of sources, it can be broken down into two major categories:

- Project Revenue. Revenue directly related to our contracts for the projects outlined in the "Active Projects," "Development Projects" and "Completed Projects" sections of this document.

- Non-Project Revenue. All other revenue, including sales of non-licensed merchandise, ticket and sponsorship income for Legion M community events (e.g. the "Legion M Lounge" at Sundance), and revenue attributable to shipping and handling fees, including when those fees are associated with project-related merchandise

Project Revenue increased 34% to approximately $718,108 in Fiscal 2020 from approximately $537,707 in Fiscal 2019, and represented approximately 77% of our total revenue in Fiscal 2020 compared to approximately 83% in Fiscal 2019. The increase in project revenue was attributable to Legion M's projects including *Mandy, Jay and Silent Bob Reboot, Memory: The Origin of Alien,* and *Save Yourselves!*.

Non-Project Revenue increased 100% to approximately $215,462 in Fiscal 2020 from approximately $107,858 in 2019, and represented approximately 23% of our total revenue in Fiscal 2020 compared to approximately 17% in Fiscal 2019. The increase in non-project revenue was primarily attributable to sales of cloth facemasks in the Legion M storefront during the pandemic and increases in shipping revenue.

In addition, Legion M's revenue can also be broken out by revenue received from consumer products and media, which is defined as revenue earned from sales and shipping of merchandise (e.g. clothing, accessories, props, consumables, etc.) and media (e.g. DVDs, Blu-Rays, comic-books and books) via:

- direct-to-consumer sales (e.g. via shop.legionm.com, amazon.com, in-venue activations, etc.),

- wholesale sales to 3rd party vendors (e.g. Hot Topic, comic book shops, etc.), and

- licensing agreements (e.g. sublicensing to 3rd parties who handle manufacturing and sales and pay us a royalty).

It's worth noting that Consumer Products and Media Revenue related to Legion M Projects represents Project Revenue that Legion M collects and participates in *before* it feeds into the project waterfall (i.e. the distribution of funds amongst all the stakeholders of a project as dictated by the applicable contracts between all the parties). Project Revenue from other sources (e.g. distribution, financing, etc.) is collected by others and comes to us (when applicable) via our position in the project waterfall. For projects in which Legion M has a position in the waterfall, it's possible that a portion of the Consumer Products and Media Revenue we contribute into the waterfall could come back to us.

Consumer Products and Media Revenue increased 46% to approximately $673,928 or 72% of our revenue in Fiscal 2020, compared to approximately $462,771 or 72% of our revenue in Fiscal 2019. The increase in Consumer Products and Media Revenue from Fiscal 2020 to Fiscal 2019 was a result of increased merchandising capabilities and new products, including DVDs/Blu-rays for *Jay and Silent Bob Reboot* and *Memory: The Origins of Alien*, cloth facemasks, and products related to our *Mandy* and *Jay and Silent Bob Reboot* licenses.

Costs of net revenue in Fiscal 2020 was $841,135, a 59% increase compared to $529,153 costs of net revenue in Fiscal 2019. The rise in costs was tied to the corresponding rise in revenue, however our costs of net revenue grew more than our revenue during the period, yielding a gross profit of $92,435 in Fiscal 2020, which was a 21% decrease compared to our gross profit of $116,412 in Fiscal 2019. Our gross profit margin decreased to 10% in Fiscal 2020 from 18% in Fiscal 2019. The decrease in gross profit margin is attributable to an increase in the percentage of revenue recognized in Fiscal 2020 (compared to Fiscal 2019) with project-related costs that had been previously capitalized on the balance sheet. It should be noted that at this stage in the Company's development we expect our revenue and margins to be volatile as we introduce and develop new revenue streams.

For Fiscal 2020, operating expenses were $2,327,833 compared to Fiscal 2019 operating expenses of $3,761,768, a 38% decrease. Our operating expenses consist of employee compensation and benefits, sales and marketing, independent contractors, professional fees (e.g. legal, accounting, etc.), travel expenses, general and administrative, and depreciation.

The largest driver of our decrease was a reduction in sales and marketing costs, which were $574,857 in Fiscal 2020 compared to $1,989,641 in Fiscal 2019. Much of this decrease was due to reduction in spending precipitated by the COVID-19 pandemic, as during Fiscal 2020 we decreased fundraising (we sold $1,218,839 worth of shares during Fiscal 2020 compared to $4,386,442 worth of shares during Fiscal 2019), had fewer new projects to promote (*Save Yourselves!* and *Archenemy* released in Fiscal 2020 whereas *Girl With No Name*, *Tolkien*, *Field Guide to Evil*, and *Excelsior! Stan Lee Tribute,* released in Fiscal 2019), and generally clamped down on much of our spending due to uncertainty caused by the pandemic. Travel expenses also decreased during this period, to $22,580 in Fiscal 2020 from $162,781 in Fiscal 2019 due to reduced travel during the pandemic.

These decreases were partially offset by increases in the costs associated with compensation and benefits to employees and independent contractors as well as an increase in professional fees. Our compensation and benefits costs include not only cash expenses (e.g. the money we pay for salaries, wages, taxes and benefits) but also the value (according to GAAP accounting standards) of stock options vesting to employees and advisors. Note that where appropriate under GAAP accounting standards, costs of project-specific labor expenses are capitalized and appear as "Investments in productions" on our Balance Sheet instead of the "Compensation and Benefits" line of the Statements of Operations.

Our cost of compensation and benefits increased to $1,274,320 in Fiscal 2020 from $ 1,124,214 in Fiscal 2019 which was primarily attributable to the hire of two new employees (as of December 31, 2020, we had eight full-time employees, versus six full time employees as of December 31, 2019). Our cost of independent contractors increased to $93,188 from $77,925 , as a result of an increased utilization of independent contractors. Our cost of professional fees increased to $168,193 in Fiscal 2020 from $116,233 in Fiscal 2019 due to an increase in legal and accounting fees.

Our general and administrative costs were fairly consistent, increasing to $176,939 in Fiscal 2020 from $158,531 in Fiscal 2019.

Legion M follows GAAP standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the "Investments in productions" that are included on our Balance Sheet. In Fiscal 2020, some of our Project

Revenue was associated with costs that were previously capitalized on our Balance Sheet. These costs are recognized on the Statements of Operations as cost of net revenue in Fiscal 2020. In addition, we had some costs for unreleased projects that were capitalized during Fiscal 2020. As a result of these factors, as of December 31, 2020, we had $896,419 of capitalized "Investments in productions" on our Balance Sheet, compared to $1,055,613 as of December 31, 2019.

These capitalized costs represent "bets we still have on the table." It's impossible to predict with certainty what the financial return of a project will be. For example, the return on a feature film is typically dependent upon the success of the film, while the return on a TV project is often dependent upon the series being sold. Some returns can be realized in a matter of months, while others may take decades (e.g. our distribution rights for *Memory: The Origins of Alien* last for 20 years, and backend rights for many of our other projects last in perpetuity). In accordance with GAAP standards, production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

The cost of depreciation was relatively unchanged between Fiscal 2020 and Fiscal 2019 ($9,327 vs. $9,732, respectively).

As a result of the foregoing factors, as well as other expenses, our net loss for Fiscal 2020 was $2,225,398, a 39% improvement compared to our loss of $3,645,356 in Fiscal 2019.

MANAGEMENT EVALUATION OF OPERATING RESULTS

In terms of financing, Legion M is a relatively early stage company. The amount of money we've raised (about $15 million as of February 2022) puts us squarely in the startup realm – about the equivalent of a VC backed startup that completed a series A and is working on a series B funding.

When evaluating startups at Legion M's stage ($48,512,836.00 valuation) we believe it's more important to look at potential for *growth* rather than near-term revenue. If you had the ability to go back in time and invest in Facebook when it was run by a college drop-out from a home in Palo Alto, Tesla when it was designing a first-of-its-kind electric roadster, or Amazon when its world HQ was a garage, you wouldn't invest because of the P&L–you'd invest in the vision for the future. The same is true for avoiding investments in high-flying flame-outs like Pets.com, MoviePass, and Quibi.

In that regard, we believe Legion M is well positioned. We believe the once-in-a-lifetime disruption of the JOBS Act has created an opportunity for us to build a new type of company with sustainable competitive advantages in multi-trillion dollar global industry. Our founders Paul Scanlan and Jeff Annison have a track record of success – in 1999 they founded (along with one other cofounder) a company called MobiTV, which was one of the first companies in the world to launch live streaming television on mobile phones. While Paul and Jeff were there (Jeff left in 2009, Paul in 2015), MobiTV grew from 3 founders working out of a spare room to an Emmy Award-winning worldwide leader in streaming television with hundreds of employees and offices around the world.

Doing something new is always a risk, but we've done this before and believe we can do it again. After all, we're investing in Legion M alongside you — we're risking our money, our reputations, and our careers that we can make this company a success.

Key Performance Metrics

As a startup, our primary focus is growth. We consider three primary metrics when evaluating projects and initiatives.

Growth - We believe that growth of our community is the single most important determinant of our long-term success. A Legion of one is insignificant, but a Legion of one million could be invaluable. As such, the ability of any project or initiative to help us grow the Legion is one of the most important considerations.

Strategic Benefit - Each project Legion M completes becomes a stepping-stone to the next. We actively seek projects and initiatives that allow us to "level up" by forming strategic relationships and developing new capabilities that create long-term value for the Company.

Revenue - Like any other company, the goal of Legion M is to make money. Financial success is the key to the long-term viability and success of our Company, and the potential for financial return is an important consideration when we evaluate projects. That said, when necessary we're willing to forgo revenue when we believe the growth or strategic benefit of a project or initiative will provide greater long-term value for the company.

Just as you wouldn't assess an automotive company on the profitability of its prototypes, we believe the best way to evaluate Legion M's projects and initiatives is with an eye to the future. Many of our projects and initiatives are experiments that allow us to better understand our business and demonstrate what a fan-owned company is capable of. We expect some will be financially successful and others will not, but over time we hope to grow the Legion and "level up" to larger opportunities.

In the short time we've been operating we have seen dramatic improvement in not only our access to opportunities, but also our ability to execute on them , and our ability to negotiate favorable terms. For example, in the early days of the company we had to invest in projects in order to get a seat at the table. As we grew, we started to earn our seat at the table through sweat equity and "in-kind investments". Today, we've gotten to the point where we can get paid (in the form of producer's fees) to sit at the table. As we grow, we hope these trends will continue. If we achieve our goal of one million shareholders, there could come a day when NO project is out of reach, and it will simply be a matter of choosing which ones we want to get involved in.

Traction and Milestones

What Legion M is attempting was never possible before advent of the JOBS Act. When we started the Company in 2016, we had little more than an idea. Since then, we've focused on building a foundation that proves (to ourselves, to our investors, and to Hollywood) what a fan-owned company is capable of.

- One of the most successful equity crowdfunded companies in JOBS Act history, with over 30,000 investors (as of February 2022) and over $15MM raised.
- Demonstrated ability to build a community, with over 130,000 members (inclusive of investors) eager to help shape the future of Hollywood.
- Demonstrated ability to grow revenue: $933,570 in 2020, up 45% from 2019 and 419% from 2018.
- Demonstrated ability to develop, package, and finance a movie (see *Man In the White Van* in the "Active Projects" section*)*.
- Demonstrated ability to develop, package, and sell a TV series (See "Unnamed TV Project" in the "Development Projects" section).
- Demonstrated ability to work on projects with top tier talent, including Anne Hathaway, Nicolas Cage, Stan Lee, Kevin Smith, Jason Sudeikis, Joe Manganiello, Sunita Mani, and more.
- Demonstrated ability to partner with top tier companies (with notable credits), including NEON (*Parasite, I Tonya, Palm Springs)*, Bleecker Street (*The Assistant, Trumbo, Beasts of No Nation)*, Searchlight (*JoJo Rabbit, The Shape of Water, Birdman),* SpectreVision *(No Man of God, Color out of Space)* and Nederlander Worldwide Productions (live theater presentations including *Hamilton, Wicked,* and *The Lion King)*.
- Powerful advisory board of industry luminaries including legendary actor/producer/writer William Shatner, billion dollar producer Dean Devlin (*Stargate, Independence Day*, "Leverage", "The Librarians"), renowned author Eric Ries (*The Lean Startup*), legendary movie critic Leonard Maltin ("Entertainment Tonight*"*), Actor/Producer/Director Bill Duke (*Commando, Predator, X-Men: The Last Stand*) and current/former executives from Netflix, Sony, Lucasfilm, Epic Games, MGM, NEON, Alamo Drafthouse, Comedy Central, Walt Disney Imagineering, Universal Studios, Paramount, Nerdist, Trailer Park, Endgame Entertainment, Meltdown Comics, NTWRK, POW!, Audible, Fangoria, & more.
- Diversified revenue streams with demonstrated ability to generate revenue from multiple business models, including development, financing, production, distribution, marketing, consumer products, licensing, sponsorships and live events.
- Demonstrated ability to activate fans, with hundreds of volunteer meetups all over the country to support the opening of our films and social media campaigns with tens and even hundreds of thousands of reactions, comments, and shares.
- Positive references from producers we've worked with including Dean Devlin (creator of Stargate and Independence Day) and actor/producer Elijah Wood of SpectreVision (producer of Mandy), as well as the teams at Fox Searchlight (a division of Disney), RLJ Entertainment, and Bleecker Street.
- Demonstrated ability to establish IP, including generating over $125,000 in Kickstarter pre-release sales for Girl with No Name, setting a record (at the time) for the most backed project in the history of Kickstarter's comic book category.
- Demonstrated ability to develop tools and technology (e.g. SCOUT, M-Pulse, Meetup Maker) that allow us to harness the power of a Legion of fans.
- Demonstrated value for studios, including a 2019 marketing partnership with Fox Searchlight (a division of Disney) where we received revenue, comarketing, and fan-exclusives for our members to promote the film Tolkien.
- Demonstrated ability to generate data, with over 200,000 votes cast on the Legion M FILM SCOUT app at Sundance Film Festival, leading to a 2019 partnership with Screen Media to purchase the North American distribution rights for *Memory: The Origins of Alien* and a 2020 partnership with Bleeker Street Media for the release of *Save Yourselves!*
- Demonstrated ability to "Open the Gates of Hollywood" for our shareholders, providing exclusives like red carpet premiere tickets, set visits, spots as extras, walk-on-rolls, lounges at Sundance Film Festival and Comic Cons, special events like the Stan Lee Handprint Ceremony and 2019 Saturn Awards, and online livestream Q&A with creators.

Active Projects

Legion M defines "Active Projects" as revenue generating projects that have made it into production or have already been released. Any revenue generated by Active Projects is included as Project Revenue during the appropriate reporting period. If a project reaches a point where we don't expect it to generate significant additional revenue, we consider it a "Completed Project." Projects that have yet to secure a release are considered "Development Projects".

As of February 2022, Legion M has announced the following active projects:

MAN IN THE WHITE VAN

In January of 2022, production wrapped for *Man In the White Van*, an elevated true-crime thriller starring Sean Astin, Ali Larter, Madison Wolfe, Brec Bassinger and Skai Jackson. The film was developed by Legion M and is being produced by Legion M and Garrison Films with financing provided by a Garrison films. Partners on the project include writer/director Warren Skeels (director of feature documentary *Thespians*, and creator/director/executive producer of MTV's "Siesta Key"), producer Anne Marie Gillen (*Fried Green Tomatoes*) and co-writer Sharon Y. Cobb (*June*). As producers of the movie, Legion M earns fees from the production budget and also has a stake in any back-end profits the film generates (if applicable). The film is expected to release in 2022 or 2023.

ARCHENEMY
On November 14, 2019, Legion M announced that it had joined SpectreVision as executive producer and financier of the feature film *Archenemy*. The film stars Joe Manganiello (*Magic Mike, True Blood, Rampage*) and was written/directed by Adam Egypt Mortimer (*Daniel Isn't Real*) from a story by Mortimer and Lucas Passmore.

When the film went into production in late 2019, Legion M secured a number of perks for investors, including set visits, the ability to be an extra in the film, and the ability to be a part of the film by donating goods or services. One Legion M investor's car was cast in the film, giving them the opportunity to be on set for much of the shooting.

The film premiered at Beyond Fest in October 2020, and released in theaters and On Demand on December 11, 2020.

As an equity investor in the film, Legion M's return will be based on the revenue generated by the film. We also financed the soundtrack, providing an additional source of potential revenue, and secured a merchandising license that has allowed us to produce a robust line of consumer products tied to the film.

SAVE YOURSELVES!
In June 2020, Legion M announced a partnership with Bleecker Street Media for the release of *Save Yourselves!,* a sci-fi comedy written and directed by Eleanor Wilson and Alex Huston Fischer, and starring Sunita Mani ("Mr. Robot," "Glow") and John Reynolds ("Stranger Things," "Search Party," *Horse Girl*). The film was released in theaters and living rooms (via DVD, Blu-Ray and VOD) in October 2020. This project was selected using data from Legion M's FILM SCOUT platform, where thousands of fans from around the world cast over 100,000 votes to help us evaluate potential acquisition targets at the 2020 Sundance Film Festival.

Legion M's return on this project will be based on the success of the film in the first 2 years of release. In addition, we've secured a merchandise license for the film, and have a robust line of merchandise in the Legion M store, along with both wholesale and licensing arrangements for 3rd parties that wish to sell (or develop and sell) consumer products related to the film.

MEMORY: THE ORIGINS OF ALIEN
On April 26, 2019, Legion M announced a partnership with Screen Media (a division of Chicken Soup for the Soul Entertainment) to acquire the North American distribution rights for *Memory: The Origins of Alien*, a documentary that premiered at Sundance Film Festival earlier that year. Under this partnership, we're sharing the costs and revenues from the North American distribution of the film across all outlets (e.g. theatrical, DVD, video on demand, streaming, etc.). The film released in select theaters and On-Demand October 4th 2019, and became available for purchase on VOD, DVD, and Blu-Ray November 19th 2019.

This project was unique in that it was selected using data from Legion M's FILM SCOUT platform, where thousands of fans from around the world cast over 40,000 votes to help us evaluate potential acquisition targets. When the film released October 4th, it became the first time that fans have united to find and help fund the distribution of a film from Sundance.

As the distributor of the film (in partnership with Screen Media), Legion M earns a portion of revenue earned from theatrical ticket sales, DVD sales, VOD sales/rentals, licensing/advertising fees paid by streamers, consumer products sales, etc. It's worth noting that the film was released in 2019, which was the 40-year anniversary of *Alien*. We (in partnership with Screen Media) own distribution rights for the next 20 years, which means we will still own the rights to this film when the 50th and 60th anniversaries of the film roll around in 2029 and 2039.

In addition, Legion M secured licenses from the Dan O'Bannon and H.R. Giger estates that allow us to sell a limited line of merchandise and media tied to the film.

JAY AND SILENT BOB REBOOT
In January of 2019, Legion M announced that we'd joined Hideout Pictures and Mickey Gooch Jr.'s Skitbags Entertainment as equity investors in Kevin Smith's *Jay and Silent Bob Reboot,* a feature film sequel to the 2001 film *Jay and Silent Bob Strike Back*. Legion M participated in the production of the movie in New Orleans, securing priority access for our investors to become extras in the film and a pair of set visits/walk-on roles.

The film was released in October 2019 with a multi-prong release strategy that included two Fathom special events, a "Reboot Roadshow" featuring live performances by the film's two stars Kevin Smith and Jason Mewes, and openings in selected theaters around the country. The Reboot Roadshow proved to be extremely successful, and after a first run in late 2019 was extended to add a series of dates in 2020.

Legion M supported the film with activations at comic cons (including Silicon Valley, New York, San Diego and Los Angeles) prior to release, as well as over 150 meetups around the country for the two night Fathom event. We also secured tickets that allowed many of our investors to come to the Hollywood red-carpet premiere.

As an equity investor in the film, our return is tied to the success of both the movie and the Reboot Roadshow. In addition, Legion M secured a *Jay and Silent Bob Reboot* merchandise license, and carries a robust line of merchandise in our store.

MANDY
In 2017, we invested in the production financing of the feature film *Mandy*, directed by Panos Cosmatos and starring Nicolas Cage, Andrea Riseborough, Linus Roache, and Bill Duke. Legion M partnered with SpectreVision, Umedia, and XYZ Films to help finance both the film and the soundtrack, which was one of two-time Academy Award nominee Jóhann Jóhannsson's final works before his death in 2018. The movie was picked up for distribution by RLJ Entertainment, and was released in theaters and on-demand in September of 2018.

As an equity stakeholder in the film, Legion M's return on investment comes from revenue generated by both the film and the soundtrack. In addition, Legion M secured a merchandise license for *Mandy* (as well as likeness rights for Nicolas Cage, making us one of the few companies in the world to offer officially-licensed Nicolas Cage merchandise), and offers a robust array of consumer products including t-shirts, props, plush, Funko Pops and Cheddar Goblin brand macaroni and cheese.

FIELD GUIDE TO EVIL
In early 2017, we invested in production financing for the horror anthology feature film *The Field Guide To Evil*. The film had its world premiere at the South by Southwest 2018 Film Festival, and released in theaters and on-demand March 29, 2019 and is currently (August, 2021) available on Hulu. As an equity investor in the film, our return is based on revenue generated by the film.

Development Projects

In addition to the projects above that either have released or will be releasing soon, Legion M also has many development projects. Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and "sweat equity" to develop, package, and sell movies, TV series and other entertainment projects. The goal of development is typically to package a project for financing and/or sale so it can be produced. For more information, please see the "How We Make Money" section above.

While the odds of success for development projects are low, the potential value if they make it to market can be quite large. Every pitch we make is an opportunity to launch a new movie, series, or franchise.

As described in the "How We Make Money" section, Legion M has successfully generated revenue from some of our development projects by selling merchandise, media, and experiences related to those projects. This revenue helps offset our development costs and can build buzz that may increase the odds of success for the project. Ultimately, the goal of all our development projects is to reach production -- the revenue generated during the development phase is intended to reduce our costs and hopefully improve the project's odds of success.

While many of Legion M's development projects have not been announced, some of those that have been publicly announced are listed below:

UNNAMED TV SERIES
In August of 2021 Legion M signed a deal with a major streaming company for the sale of an adult animated series developed by Legion M. Due to confidentiality agreements we cannot yet reveal the name of the project or the streaming partner. As of this writing (February 2022), the project is in development at the streamer with a release expected in 2023, though there is always the chance that a project at this stage can be delayed or cancelled. Credited as a "non-writing producer" of this project, Legion M will earn producers' fees for each episode that is released.

DARKNIGHTS AND DAYDREAMS
In June of 2021, Legion M announced a partnership with Michael Uslan (producer of the *Batman* motion picture franchise) and Nederlander Worldwide Productions (a leading Broadway production company responsible for productions of shows that include *Hamilton, Lion King, Wicked*, etc) for *Darknights and Daydreams*, a live theatrical production that tells the story of how a blue-collar comic book nerd in his 20's ended up acquiring the movie rights for the Batman franchise and persevered for over 10 years to produce Tim Burton's seminal 1989 release of *Batman* (Michael Keaton, Jack Nicholson, Kim Bassinger).

Credited as an Associate Producer for the project, Legion M contributed development money in exchange for revenue generating rights related to the production. In June of 2021, Legion M launched an IndieGoGo campaign giving fans an opportunity to "come along for the ride" in developing the play and generated $28.5K worth of revenue to help offset our contribution of development money. As of February 2022 the project is still in development, and merchandise and experiences related to the project are available for purchase in the Legion M store (shop.legionm.com).

CALCULATED
In June of 2021, Legion M announced a partnership with OneDoor Studios for the development of a film based on Nova McBee's novel *Calculated.* The OneDoor team, led by Executive Chairman John Lee Jr (author of *The Producer's Business Handbook*) and Stephen

Wollwerth is developing the novel by equity crowdfunding the funds required to attach a writer and director to the project. As part of our partnership, Legion made a small cash investment in OneDoor's equity crowdfunding campaign and agreed to support the project with promotion and development support in exchange for a stake in the project. As of February 2022, OneDoor has completed their equity crowdfunding campaign, and is working to package the project. Legion M is continuing to provide development support and is also offering autographed copies of the novel in the Legion M store (shop.legionm.com).

DEFIANT
On March 10, 2021, Legion M announced *Defiant*, a new feature film project that is *Glory* meets *Ocean's 11* in the thrilling TRUE story of the most audacious heist in US history. The project was brought to Legion M's attention by fans in the company's Facebook group and its screenplay was written by a Legion M member. The script received positive coverage from Endeavor Content, and we partnered with the Wolper Organization (producers of "Roots") and legendary actor, director, producer & Legion M advisor Bill Duke (*Mandy, Predator,* "Black Lightning"). As February 2022, we are in the process of developing and packaging the project.

THE GRAY AREA
On March 26, 2021, Legion M announced a paranormal cop project that received high ratings in our M-Pulse survey; the graphic novel created by John Romita, Jr. (*Kick-Ass*) and Glen Brunswick (*Frequency*), written by Glen Brunswick, illustrated by John Romita, Jr. and Klaus Janson called *The Gray Area*. Legion M has attached producers Michael Uslan (*Batman*) and David Uslan (*Constantine*), as well as an unannounced writer to the project to adapt it as a feature film or television series. As of February 2022, we are developing and packaging the project.

THE BOOK
On April 8, 2021, Legion M announced *The Book*, a graphic novel from Arcana Comics co-created by Erik Hendrix and Michael David Nelsen. The story tracks a group of young friends backpacking through Italy who come upon a travel guide called "The Book," which promises unique off-the-beaten-path adventures. However, they get more than they bargained for when The Book leads them into the clutches of a demonic cult. We believe that *The Book* has immense franchise potential. A thematic mashup of *The Da Vinci Code, Hostel, The Ninth Gate,* and *Final Destination*, the storyline leaves room to explore a world in which different travelers around the globe discover pages that lead them on strange and possibly dangerous adventures. Our producing partners on this project include Arcana Comics and David Uslan. As of February 2022, we are developing and packaging the project.

DESTINATION FANTASTIC
On April 13, 2021, Legion M introduced "Destination Fantastic," a travelogue show in which the audience journeys to the exotic destinations behind some of the fantasy/sci-fi genre's greatest works of art, literature, music, and film. When possible, the series will talk directly with the creators of the world's greatest fantasy and genre works. We describe it as "Anthony Bourdain: Parts Unknown" but for geek culture, hosted by famed game master and fine artist Stefan Pokorny and co-produced by game master, author, and illustrator Satine Phoenix. As of February 2022, we are in the process of pitching the show to potential buyers.

GHOSTS OF MANHATTAN
On September 24, 2020 Legion M announced a partnership with Powerhouse Animation ("Castlevania," "Blood of Zeus"), Emmy Award-winning showrunner Aaron Waltke (*Trollhunters*) and producers Michael Uslan (*Batman*), David Uslan (*Constantine*) and Bowman Modine to turn George Mann's *Ghosts of Manhattan* book series into an adult animated sci-fi series or feature film. As of February 2022, we are packaging the project with talent and pitching the project to buyers.

THE EMPEROR'S BLADES
On December 16, 2019, Legion M announced it had acquired rights to develop Brian Staveley's epic fantasy trilogy *Chronicle of the Unhewn Throne* as a television series titled after its first novel, *The Emperor's Blades. The Lord of the Rings* trilogy co-producer and second unit director Rick Porras (*Forrest Gump, Contact*) and writer/producer Robbie Silverman (*Hero*) joined as executive producers. Legion M attached two unannounced showrunners and engaged with world-famous Weta Workshop (*Lord of the Rings, Avatar, Blade Runner 2049, Mad Max: Fury Road*, etc.) to develop early concept artwork. In 2020, we attached Powerhouse Animation ("Castlevania," "Blood of Zeus," "Seis Manos," *etc.*) to develop the project.

GIRL WITH NO NAME
In October of 2018, Legion M announced a partnership with Co-Op Entertainment's Laura Ivey (*Walking Out, Ithaca*) and Tanya Wexler (*Hysteria*, *Buffaloed*) to develop *Girl With No Name,* a feature film and comic book based on Alex Ranarivelo's Slamdance award-winning screenplay.

In March of 2019, Legion M launched a Kickstarter for presale packages of a one-shot comic book that used select scenes from the screenplay to tell the origin story of the protagonist. In April 2019, the Kickstarter ended with over $135,000 in presales from 2,827 backers, making it the most-backed Kickstarter project for the single-issue comic book category at that time. The success of the Kickstarter campaign has generated not just revenue, but also traction for the IP that we believe will be of use in the further development, packaging, and selling of the project.

As of February 2022, we've hired casting directors for the feature film and are working with our partners to attach a cast that we believe will help us package and finance the production of the film.

ICONS: FACE TO FACE

"ICONS: Face to Face" is a virtual reality interview series that allows fans to stand face to face with the luminaries, titans, and leaders of our time. Created using state-of-the-art virtual reality recording technology, these "virtual time capsules" allow fans to get as close as technologically possible to the people who shape our world.

In January 2017, Legion M filmed a pilot episode of the "ICONS" series featuring the legendary Stan Lee. Considered by many to be one of the greatest storytellers of our time, Stan is the co-creator of the Marvel Universe including Spiderman, The X Men, The Avengers, The Fantastic Four, The Incredible Hulk, Iron Man, Dr. Strange, and many, many more. In addition to Stan, we also had the opportunity to interview Joan Lee, his wife of nearly 70 years. The host and interviewer for the pilot was director, actor, author, and comedian Kevin Smith — a pop culture Icon in his own right. The experience was shot in Stan Lee's Los Angeles home.

In capturing these once-in-a-lifetime interviews, we used state of the art (for its time) technology designed to maximize the fidelity of the footage. While VR capture technology is continuing to rapidly advance, Stan and Joannie are sadly no longer around (Joannie passed away in 2017, and Stan followed in 2018). We believe our footage is one of the last comprehensive interviews with Stan, captured in high fidelity with one of his closest friends and the love of his life. We believe this footage has potential to provide value for generations to come.

The Stan Lee footage is wholly owned by Legion M. As of February 2022, further development of the footage is on hold pending resolution of matters outside of Legion M's control. In the meantime, Legion M is continuing development of "ICONS: Face to Face" as a series.

EVERMOR

In March of 2018, Legion M announced the development of a one-hour sci-fi/fantasy series "Evermor," created by Legion M members Perry Covington and Erik Figi. In February of 2019, Legion M announced that Andrew Cosby (writer of the 2019 *Hellboy* movie and co-creator of SyFy's hit series "Eureka") has attached to the series as showrunner. As of February 2022, we've attached a studio-based production company and are working with our partners on finalizing the pitch so we can approach buyers.

AIRSHIP COWBOYS

In March of 2018, Legion M announced "Airship Cowboys," a half-hour adult animated comedy created by Legion M members Adam Beason and Jed Rigney. As of February 2022, this project is currently in development.

MALICE

In March of 2018, Legion M announced "Malice," a one-hour drama series created by Legion M member Evan Wasserstrom. As of February 2022, this project is currently in development.

PITCH ELEVATOR

Anybody can have a great idea for a movie or TV show but very few people have the connections necessary to get those ideas made. Legion M aims to change that with "Pitch Elevator."

In October of 2016, we built a full-size elevator set on the show floor of Stan Lee's Los Angeles Comic Con. Inside were a cameraman and a countdown timer. Guests were invited to step inside and give a two-minute pitch for their movie, television show, or virtual reality idea.

Between the Elevator at Comic Con and an online submissions period, we captured over 400 pitches. We then built an online game that allowed members of the Legion to evaluate the pitches and narrow them down to the top 33. Once that was complete, we created a treatment for a digital series that would allow us to narrow the field to one champion that will win a development deal with Legion M.

The "Pitch Elevator" activation and digital series is wholly owned by Legion M. We feel this is a great project for Legion M as it provides both in-venue activation opportunities and compelling content that help promote Legion M. As of February 2022 this project is on hold, however we are planning to use the first season's content to build a prototype of the series on our LegionM.TV Twitch channel.

Completed Projects

Once a project has reached a point where we don't expect it to earn significant additional revenue, we consider it completed. As of February 2022, Legion M has the following completed projects. Except where noted below, revenue attributable to these projects (when applicable) was included in our financial statements during the period in which the project was completed.

THE LEFT RIGHT GAME

In May of 2020, Legion M announced a partnership with QCODE Media for the limited audio podcast series "The Left Right Game" co-produced by and starring Tessa Thompson. Legion M made a small "in-kind" investment for a potential cash return based on the success of the podcast. We also secured merchandising rights for the podcast as part of the deal, and have a line of products for "The Left Right Game" in the Legion M store.

In the case of "The Left Right Game," Legion M got involved with the podcast after the series had already been released and the rights to a television series (which are not included in our deal) had already been secured by Amazon Studios. Because of this, our investment in the project is fairly small (compared to all the other projects on our slate). We see the project primarily as a way to "dip a toe" into the podcast space and build a relationship with QCODE.

TOLKIEN
In March of 2019, Legion M announced a partnership with Fox Searchlight (now owned by Disney) for the feature film *Tolkien*, which opened on May 10th in the US and May 3rd in the UK. Legion M supported the movie with meetups and online promotions in the US and UK in exchange for revenue, co-marketing, and other exclusives related to the film. This project was completed in 2019.

EXCELSIOR! A CELEBRATION OF THE AMAZING, FANTASTIC, INCREDIBLE & UNCANNY LIFE OF STAN LEE
On January 30, 2019, Legion M partnered with Stan Lee's POW! Entertainment, Kevin Smith's Smodco, and Agents of Mayhem to produce the official public memorial service for Stan Lee, who passed away in late 2018. Held in the TCL Chinese Theatre IMAX in Hollywood, California, the event brought fans and talent together to celebrate the life of a man who inspired so many. In addition to courtyard ceremonies with a veteran color guard and press interviews, there were eulogies, poetry readings and panels with such luminaries as Mark Hamill, Lawrence Fishburne and Seth Green. The entire evening was hosted by Kevin Smith, and the event was used to raise awareness and funds for Stan Lee's charity of choice, The Hero Initiative. Legion M underwrote a significant cost of the production, which was partially reimbursed through sponsorships and tickets sales. As a memorial and tribute benefiting a non-profit foundation, this project was not intended to make money for the Company, but to generate marketing and awareness of Legion M by "giving back" the Stan and the community of fans who loved him (see "How We Make Money – Live Events" for more information). This project was completed in 2019.

BAD SAMARITAN
In 2018, we partnered with Dean Devlin's production and distribution company Electric Entertainment, Inc., forging an innovative P&A investment for the release of their feature film *Bad Samaritan* starring David Tennant and Robert Sheehan. The film released on May 4, 2018 on over 2,000 screens in North America. In support, Legion M volunteers organized over 130 opening weekend meetups around the country. This project was completed in 2018.

STAN LEE CELEBRATION
On July 18, 2017, Legion M united fans around the world to give comic book icon Stan Lee a once-in-a-lifetime gift—an imprint ceremony at the TCL Chinese Theatre IMAX. This was the first time in history that fans united to present such an honor, and industry luminaries such as Marvel president Kevin Feige, comedian/director Kevin Smith, *Spawn* creator Todd McFarlane, "S.H.I.E.L.D." star Clark Gregg and *Black Panther* star Chadwick Boseman presented speeches during the ceremony, followed by press interviews and meet and greets with Stan for fans and sponsors.

After the hand and footprint ceremony, Legion M hosted a "Tony Stark House Party" at a 9,000 square foot mansion in the Hollywood Hills for Stan and his 500 biggest fans, which was captured by a professional livestream production crew and broadcast to over 100,000 people watching live on Twitch. We monetized both the ceremony and after party with sponsorships, tickets and merchandise sales.

We had exceptional media coverage of the event, with dozens of outlets covering the ceremony (including a feature story in Variety Magazine), generating an estimated 11+ million media impressions, and creating a terrific PR moment for Legion M and our investors.

As the producer of this event, Legion M covered all the costs associated with the handprint ceremony and party, and monetized the events with sales of sponsorships, tickets, and merchandise. While this project still contributes a small amount of revenue in the form of merchandise sales, we consider the project completed in 2017.

COLOSSAL
In early 2017, we participated in the theatrical release and marketing of the feature film *Colossal* starring Anne Hathaway and Jason Sudeikis. We partnered with distribution company Neon Rated, LLC on the P&A for the platform release which began on April 7, 2017. As part of the release of *Colossal* in April 2017, we hosted meetups all over the country with hundreds of Legion M members and investors attending and creating buzz to help the film's box office performance. We also produced and sold *Colossal* merchandise in the Legion M store. While this project still contributes a very small amount of revenue in the form of merchandise sales, we consider the project completed in 2017.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2021, Legion M had approximately $718,978 cash on hand. As of February 1, 2022, Legion M had approximately $1,169,596 in cash on hand.

In May of 2020, we received an initial COVID related emergency grant of $10,000 from the low interest Economic Injury Disaster Loan ("EIDL") program administered by the SBA.

In March of 2021 the Company received a second PPP loan for an amount of $108,573. As of February 2022, the Company expects to receive complete forgiveness of the loan.

In January of 2021 the Company received an EIDL loan in the amount of $48,200. This loan has an interest rate of 3.75% and a repayment period of 30 years. Payments started in January 2022 and will be $236 per month.

We do not currently have any other loans. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged aside from a corporate American Express credit card that we typically pay off each month.

Over time, we expect to launch many more additional rounds of funding. Our long-term goal is to have one million shareholders as owners of the Company. We believe that could make us one of the most influential companies in Hollywood. That said, we cannot guarantee that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us. We are currently incurring operating deficits that are expected to continue for the foreseeable future. We've had seven successful rounds of equity crowdfunding so far, but that does not guarantee that future rounds will also be successful. If we fail to raise adequate funds from future rounds, our plan would be to reduce operating expenses and conserve cash while seeking additional funding and finance partners.

COVID-19

Like every other company on the planet right now (February 2022), Legion M faces a great deal of uncertainty regarding potential impacts of the unprecedented societal and economic shifts precipitated by the COVID-19 pandemic. We wanted to take a moment to share our current view of the situation, and talk about some of the steps we've taken to face it.

What We're Seeing

From an industry perspective, we're as bullish as ever on the long-term potential of Legion M (though as always, please read our "Risk Factors"). The entertainment industry isn't going anywhere, and if history is any guide it will likely flourish as humankind deals with COVID-19. Some areas of the industry (e.g. theatrical releases) are suffering while others (e.g. online streaming) are growing, but on the whole, we firmly believe that the need to "escape reality" and bring light into dark times is universal. And as a small, nimble startup we believe Legion M is well positioned to adapt and navigate a rapidly changing marketplace.

Consumer Products and Licensing

To date (February 2022), we do not believe we have seen a significant impact on our ecommerce merchandising revenue due to COVID.

Revenue from wholesale from brick and mortar retailers and in-venue revenue at events such as Comic-Cons have been severely impacted. While neither of these have been significant revenue streams for Legion M in the past, we had plans to expand them that have been put on hold by the pandemic.

Existing Projects/Investments

Legion M had two film projects release during the pandemic:

Save Yourselves! was originally planned to have a summer theatrical release, but rapidly changing conditions caused by the pandemic precipitated multiple shifts in release date and strategy. The film eventually released in theaters on October 2, 2020 and elsewhere (e.g. DVD, Blu-Ray, On-Demand) on October 6, 2020. Theatrical ticket sales were heavily impacted, as many theaters were closed when the movie released, most of those that were open were limited to 25% capacity, and overall theatrical attendance was extremely low industry-wide. Legion M's revenue for Save Yourselves! is tied to the North American success of the film in the first two years of release, and while it is impossible to know the exact impact of COVID, we believe it substantially impacted the prospects for this movie.

Archenemy released in theaters and On-Demand December 11, 2020. Theatrical ticket sales were heavily impacted, as many theaters were closed when the movie released, most of those that were open were limited to 25% capacity, and overall theatrical attendance was extremely low industry-wide. Legion M's revenue for Archenemy is tied to the worldwide success of the film across all forms of distribution, and while it is impossible to know the exact impact of COVID, we believe it impacted the prospects for this movie.

Future Film Releases

The impact on potential future film projects remains to be seen. Some of the tactics we've used in the past to promote movies (e.g. Comic-Con activations and opening weekend meet-ups) have not been possible since the pandemic began, and may not be possible for some time. We expect that distributors will continue to dramatically change release strategies (e.g. opting to release films directly to digital rather than into theaters). That said, the need to market films is just as important for online distribution as it is for theatrical distribution, and many of the tactics Legion M uses (e.g. grassroots social sharing, viewing kits, merchandise bundling, online virtual events, etc.) will likely become even more important than ever. We have not seen any decrease in partners who are interested in working with Legion M on new projects. As you can see in the "What We're Doing" section below, we're doubling down on the areas we believe will be most effective moving forward.

Development Projects

As for the development side of our business (i.e. projects that we're trying to package and/or sell), we have not seen a substantial impact to our business prospects. In fact, we sold our first TV project ("Unnamed TV Project" – see "Development Projects" section) and financed a movie (*Man in the White Van* – see "Active Projects" section) during the pandemic. All signals we've seen are that buyers are still buying, and it stands to reason that streamers are as hungry for new content as they've ever been. One step that we've taken is increasing our focus and resources for projects that can be done with social distancing restrictions in place (e.g. diverting focus from projects with a near-term need for large crews, or face-to-face interaction and refocusing on projects that can move forward while respecting social distancing guidelines, such as animation).

Fundraising

We believe that the biggest potential threat of COVID-19 for Legion M is on our fundraising. While we're as bullish as ever on the long-term potential for what we're doing, we're also a startup company, which means our ongoing operations are reliant upon raising funds from investors. Further, as a company whose competitive advantage is measured by the size of its community, we believe it's important for us to continue growing the Legion.

Prior to 2020, the number of investors in Legion M had grown at a rate of roughly 2X per year. 2020 was a slow year for growth, which is not surprising given the state of the affairs (global pandemic, economic meltdown, racial and political unrest). Legion M's 7th round of fundraising successfully closed on April 29th 2021 with over 4,500 total investors (which includes both new investors and investors from previous rounds who decided to invest again in Round 7). We're continuing to explore new channels for us to market Legion M and growing our investor base. In the meantime, by reducing our spending and increasing our revenues we've been able to extend our runway and reduce our reliance on fundraising for ongoing operations.

What We're Doing

In mid-March 2020, Legion M developed a plan for adapting to potential disruptions caused by COVID-19:

- We cut back wherever possible to extend our cash runway. We eliminated and/or dramatically reduced non-essential contractors, slashed spending on travel, and dramatically reduced discretionary spending.
- In April of 2020, we implemented voluntary staff pay cuts. As a team, we decided we were all willing to take voluntary pay cuts to give Legion M the best chance of surviving this tumultuous period. Most employees (including executives Paul Scanlan, Jeff Annison and Terri Lubaroff, who are the three highest paid employees in the company) agreed to a 20% pay reduction. As of February 2022, the pay cut has been eliminated for all employees with the exception of CEO Paul Scanlan and President Jeff Annison. In addition, all employees (with the exception of founders Paul Scanlan and Jeff Annison) have been provided a stock option grant with a value at the date of the grant (as determined by the Black-Scholes formula) approximately equivalent to the amount of salary they gave up during the pay cut.
- We've received two loans made available under the Paycheck Protection Program (PPP) implemented under the CARES Act. These loan allowed us to borrow $139,868 and $108,573 from the SBA to fund payroll. As of February 2022, the first loan has been completely forgiven, and we expect the second loan to be forgiven as well.
- In May of 2020, we received an initial COVID related emergency grant of $10,000 from the low interest Economic Injury Disaster Loan ("EIDL") program administered by the SBA. Note that the amount of this grant may be deducted from any potential PPP loan forgiveness.
- In January of 2021, the Company received an EIDL loan in the amount of $48,200. This loan has an interest rate of 3.75% and a repayment period of 30 years.
- We're continuing to explore "COVID-resistant" marketing channels (e.g. strategic partnerships, affiliate sales, etc.) that we believe will help grow our community and market our projects and initiatives.
- We've shifted our development focus away from projects that have near-term requirements for large crews, etc., and redirected towards projects that can be developed and produced under social distancing guidelines (i.e., animation).
- We've refocused merchandising efforts away from in-person events (e.g. Comic-Cons) and towards online growth, including launching an affiliate program and an Amazon.com storefront.
- We've identified and connected with partners that could be a good fit for strategic funding in the future.
- We partnered with San Diego Comic Con, Wondercon, and "Virtual Pop Expo" to participate in online versions of Comic Cons.

RECENT OFFERINGS OF SECURITIES

The Company has engaged in the following exempt offerings during the past three years:

- The Company had a Regulation Crowdfunding and Regulation A Funding rounds open during the year ended December 31, 2018 and during that period investors were able to purchase shares of Class A Common Stock. During the year ended December 31, 2018, 226,898 shares were sold generating $1,923,652. The Company used the proceeds from that offering for project investments, general and administrative, compensation and benefits, sales and marketing, independent contractors, professional fees, cost of goods sold, and travel.

- The Company had Regulation Crowdfunding and Regulation A Funding rounds open during the year ended December 31, 2019 and during that period investors were able to purchase shares of Class A Common Stock. During the year ended December 31, 2019, 463,411 shares were sold generating $4,386,442. The Company used the proceeds from that offering for project investments, general and administrative, compensation and benefits, sales and marketing, independent contractors, professional fees, cost of goods sold, and travel.

- The Company had Regulation Crowdfunding and Regulation A Funding rounds open during the year ended December 31, 2020, and during that period investors were able to purchase shares of Class A Common Stock. During the year ended December 31, 2020, 98,790 shares were sold generating $1,188,839. The Company used the proceeds from that offering for Legion M projects, general and administrative, compensation and benefits, sales and marketing, independent contractors, professional fees, cost of goods sold, and travel.

- The Company had a Regulation CF offering open in 2021, which closed on April 29, 2021. 125,635 shares were sold in this offering during Fiscal 2021, generating $1,794,068. The Company used and intends to use the proceeds from that offering for projects, general and administrative, compensation and benefits, sales and marketing, independent contractors, professional fees, cost of goods sold, and travel.

- This Regulation CF offering opened on October 5th, 2021. As of February 2022, approximately 213,827 shares have been sold in this offering, generating approximately $2,840,310. The Company used and intends to use the proceeds from this offering for projects, general and administrative, compensation and benefits, sales and marketing, independent contractors, professional fees, cost of goods sold, and travel. See "Use of Proceeds," for details.

DIRECTORS, EXECUTIVE OFFICERS

The company's executive officers and directors are as follows:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part-time)/full-time
Executive Officers:				
Paul Scanlan	Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer	52	Appointed to indefinite term of office. March 9, 2016	Full-time
Jeff Annison	Co-Founder and President	50	Appointed to indefinite term of office. March 9, 2016	Full-time
Terri Lubaroff	Chief Operating Officer, Secretary	49	Appointed to indefinite term of office. November 15, 2017	Full-time
Directors:				
Paul Scanlan	Director	52	Appointed to indefinite term of office. March 4, 2016	
Jeff Annison	Director	50	Appointed to indefinite term of office. March 4, 2016	
Terri Lubaroff	Director	49	Appointed to indefinite term of office November 15, 2017.	

Paul Scanlan – Co-founder, Chief Executive Officer, Chief Financial Officer and Treasurer

Paul Scanlan is Legion M's Co-Founder and has been the Chief Executive Officer of Legion M since its inception in March 2016. Immediately before that, Mr. Scanlan was Cofounder and President at MobiTV. In 1999, Mr. Scanlan co-founded MobiTV, Inc., a leader in monetizing media outside the living room. From 2007 to 2016, Mr. Scanlan was the President of MobiTV and played a crucial role in MobiTV's success from a start-up to a market leader in a fast growing space. Mr. Scanlan continues to serve as a director on the MobiTV board. In 2005, Mr. Scanlan and his MobiTV team earned an Emmy Award for Technical Achievement in Advancing Television, and his accomplishments at MobiTV were profiled in 2011 in Tarang Shah's book, "Venture Capitalists at Work: How VCs Identify and Build Billion-Dollar Successes." Mr. Scanlan earned his Bachelor of Science degree in Radio, TV & Film from the University of Wisconsin at Madison.

Jeff Annison – Cofounder & President

Jeff Annison is Legion M's Co-Founder and has been the President of Legion M since its inception in March 2016. In 2009, Mr. Annison co-founded Underground Labs, Inc., a product development studio that created innovative mobile apps and web experiences for customers such as AT&T, Sony Music, Universal Music, Coca Cola, the US Navy, the ACC (Atlantic Coast Conference), SEC (the Southeastern Conference), etc. He also served as Chairman of the New York Rock Exchange (a product of Underground Labs), which allows fans to purchase commemorative shares of individual songs. From 2009 to 2016, he was the Chief Executive Officer of Underground Labs. Immediately prior to founding Underground Labs, Mr. Annison co-founded MobiTV in 1999. From 1999 to 2009, Mr. Annison led MobiTV's engineering and product development teams, scaling operations from 3 to 300 employees, growing to over 25 million paying subscribers and winning an Emmy Award for Innovation in Television. Prior to 1999, Mr. Annison designed toys for Hasbro and theme park rides for Universal Studios. Mr. Annison earned his Bachelor degree of Science in Mechanical Engineering from University of California, Los Angeles.

Terri Lubaroff – Chief Operating Officer, Secretary

Terri Lubaroff, Esq. is Chief Operating Officer and Corporate Secretary of Legion M. She started at Legion M as Head of Acquisition and Corporate Secretary in March 2016 and was promoted to COO in November 2017. Prior to joining Legion M, Ms. Lubaroff served as Chief Operating Officer of Meltdown Comics and Collectibles, Meltdown Entertainment, and its tech incubator Meltdown Reactor where she incubated nascent tech start-ups in the entertainment space and oversaw white label activations for companies like Microsoft and Wizards of the Coast. She served in that position from January 2014 through January 2016. Contemporaneously, Ms. Lubaroff maintained her own legal practice, both at the Lubaroff Entertainment Law (November 2013-Sept. 2016) and Lubaroff Mediation (August 2009-Sept. 2016). She also oversaw an unscripted reality series with the SyFy channel. Ms. Lubaroff has been an entrepreneur, a lawyer, a mediator and a TV and Film development executive. She previously ran Humble Journey Films, which had an overall deal at Paramount/CBS where she developed and sold nine TV pilots to networks such as NBC, CBS, BET and VH1, two of which she co-created and co-wrote. Ms. Lubaroff has also worked as a talent and literary manager and as a writer and producer in various capacities, including ghost-writing for various clients. She began her entertainment career as an actor, writer and live event producer and director. A member of the California Bar and the Florida Bar, Terri is a frequent guest speaker for the entertainment industry, most notably at San Diego Comic-Con, and was quoted about TV development in the 2008 book, "Small Screen, Big Picture." Terri studied theatre performance and directing and law at the University of Florida, with specialized training in mediation and negotiation from Pepperdine University's School of Law. She is a member of the Television Academy, the Hollywood Radio and Television Society and the Producers Guild of America.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of February 1, 2022, Legion M's voting securities that are owned by our executive officers, directors and other persons holding more than 20% of the Company's voting securities.

Name of Beneficial Owner	Address of beneficial owner	Amount and nature of beneficial ownership (3)	Amount and nature of beneficial ownership acquirable (1)(3)	Percent of class (2)
Paul Scanlan	1801 Century Park East, 24th Floor Los Angeles, CA 90067	733,331 shares of Class B Common Stock		44.5%
		144 shares of Class A Common Stock		<1%
Jeff Annison	1801 Century Park East, 24th Floor Los Angeles, CA 90067	598,251 shares of Class B Common Stock		36.3%
		56 shares of Class A Common Stock		<1%
Directors and Officers as a group	1801 Century Park East, 24th Floor Los Angeles, CA 90067	1,446,120 shares of Class B Common Stock	94,538 shares available under stock options (4)	87.5%
		235 shares of Class A Common Stock		<1%

(1) Based on a total of 1,649,262 shares of Class B Common Stock and 1,551,720 shares of Class A Common Stock, which are issued and outstanding as of February 1, 2022.

(2) This calculation is the number of shares of voting securities that a person owns now, plus the number of shares the person is entitled to acquire as of February 1, 2022 That amount is then shown as a percentage of the issued and outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership.

(3) All shares are directly held.

(4) The options were granted under the 2016 Equity Incentive Plan.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

SECURITIES BEING OFFERED

Legion M is offering Class A Common Stock in this offering.

Legion M's authorized capital stock consists of 20,000,000 shares of Common Stock, at $0.0001 par value, of which 17,000,000 shares are Class A Common Stock and the remaining 3,000,000 shares are Class B Common Stock. Class A Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class B Common Stock; except that (i) each holder of Class B Common Stock is entitled to 10 votes per share of Class B Common Stock whereas each holder of Class A Common Stock is entitled to only 1 vote per share of Class A Common Stock, and (ii) there are certain restrictions to transfer of the Class B Common Stock that do not apply to the Class A Common Stock.

From Dec 27th 2021 through Jan 7th 2022 Legion M held a special stockholders' meeting during which a 10-for-1 stock split was passed by our outstanding Class A Common Stock and Class B Common Stock. The Class A Common Stock (owned by equity crowdfunding investors) had 437,967 votes (96%) for the proposed split, and 16,103 votes against the split. Based on this result, the Legion M founders and staff voted their shares for the proposal. In total, the proposal passed with over 99% of total votes for the split.

As of this writing (February 2022) we have not yet determined a date for implementation of the stock split, but expect it will occur in the first half of 2022. When the stock split occurs, the number of Legion M shares, options and warrants held by all owners will increase by 10X, Because the split happens for all shareholders simultaneously, it does not affect the % ownership of any shareholders. For more information, please review the Stock Split proposal and FAQ, which can be found at: https://legionm.com/shareholder-updates/stock-split-vote.

Legion M modelled its dual class stock structure after leading companies, including Google, Facebook and Berkshire Hathaway. This structure allows us to be owned by a very large group of small, non-professional investors while maintaining strong corporate governance. We feel it's important for all our shareholders' interests to be aligned, and have purposely avoided giving financial preferences or taking investment from those who insist on having them. Since our goal is to grow our Legion as large as possible, we have set the minimum investment amount per investor at $105. We expect our Legion of shareholders to be comprised of a large number of small, non-professional, or even first-time investors, with not much experience in start-ups or the entertainment industry. While we believe the opinions of these investors will be extremely helpful for us to find, develop, and promote entertainment content, we don't believe they are well suited to vote on material corporate decisions on a pari passu basis with the founders or other seasoned industry veterans who are also shareholders of the Company.

The following is a summary of the rights of Legion M's capital stock as provided in its Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. For a complete description of the Company's Class A Common Stock, you should refer to the Amended and Restated Certificate of Incorporation, the Restated Bylaws, the Subscription Agreement, and applicable provisions of the Delaware General Corporation Law.

Class A Common Stock

Voting Rights

Each holder of Legion M's Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders. Holders of Class A Common Stock at all times shall vote together with the holders of Class B Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of Legion M.

The holders of Class A Common Stock in this offering are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which each holder of Class A Common Stock purchased in this offering agrees that, in the event the Company's board and the holders of a majority of the votes of the outstanding shares of the Company's Class A Common Stock and Class B Common Stock (taking into account the 10 votes per share voting of the Class B Common Stock) vote in favor of a sale of the Company, then such holder of Class A Common Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters' rights with respect to such sale of the Company, and deliver any documentation or take other actions reasonably required, amongst other covenants. The enforceability of such provision as it relates to appraisal rights will be subject to the provisions of Delaware law.

Dividends

Subject to preferences (of which, currently there are none) that may be applicable to any then outstanding class of capital stock having prior rights to dividends, shareholders of Legion M's Class A Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. However, no dividend shall be declared or paid on shares of the Class A Common Stock unless the same dividend with the same record date shall be declared or paid on the shares of Legion M's Class B Common Stock. Legion M has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Class B Common Stock

Voting Rights

Each holder of Legion M's Class B Common Stock is entitled to ten votes for each share on all matters submitted to a vote of the shareholders. Holders of Class B Common Stock at all times shall vote together with the holders of Class A Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of Legion M.

Dividends

Subject to preferences (of which, currently there are none) that may be applicable to any then outstanding class of capital stock having prior rights to dividends, holders of Legion M's Class B Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. However, no dividend shall be declared or paid on shares of the Class B Common Stock unless the same dividend with the same record date shall be declared or paid on the shares of Legion M's Class A Common Stock. Legion M has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Restrictions on Transfer

No holder of Legion M's Class B Common Stock may sell, transfer, assign, pledge or otherwise dispose of or encumber any Class B Common Stock (or any Class A Common Stock into which it is converted) without Legion M's prior written consent. Legion M may withhold consent for any legitimate corporate purpose.

Conversion Rights

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder at any time upon written notice to Legion M. Except for certain permitted transfers, each share of Class B Common Stock shall be automatically, without further action by its holder, converted into one share of Class A Common Stock, upon sale or assignment.

All Classes of Common Stock

Liquidation Rights

In the event of Legion M's liquidation, dissolution or winding up, holders of Legion M's Class A and Class B Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of Legion M's debts and other liabilities and the satisfaction of any liquidation preference (of which, currently there are none) granted to the holders of any then outstanding class of capital stock having prior liquidation rights.

Other Rights

Holders of Legion M's Class A and Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Legion M's Class A or Class B Common Stock.

Forum Selection Provisions

Section XI of our Amended and Restated Certificate of Incorporation and Section 48 of our Amended and Restated Bylaws contain exclusive forum provisions. With a few exceptions, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any holder of Legion M's Class A and Class B Common Stock (including a beneficial owner) to bring (i) any derivative action or proceeding brought on the Company's behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine. These sections shall not apply to actions arising under the federal securities laws.

Section 13 of our subscription agreement provides that the Court of Chancery in the State of Delaware is the exclusive forum for all actions or proceedings relating to the subscription agreement. However, this exclusive forum provision does not apply to actions arising under the federal securities laws.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

We are offering a maximum 256,667 shares of Class A Common Stock on a "best efforts" basis. The maximum offering amount is $3,850,005.   The minimum offering amount is $15,000. If we do not raise at least $15,000, all investments held in escrow will be returned to investors.

The cash price per share of Class A Common Stock is $15.00, although the Effective Share Price may be lower depending on how much is invested and what Reward the investor selects (for more information, please review "Bonuses and Rewards" below). Other than as described below in "L.A. Comic Con," investors must invest a minimum investment amount of $105.

StartEngine has agreed to host this offering of our Class A Common Stock on its online platform. As compensation for the services provided by StartEngine, Legion M shall pay to StartEngine at each closing of the offering a fee consisting of the following: (i) 3.5% commission based on the dollar amount received from US investors for ACH and Wire Payments* and 5.5% commission based on the dollar amount received from International ACH and Wire Payments. In addition, 3.5% will be charged to the investor; (ii) 7.5% commission based on the dollar amount received from US investors for Credit Card Payments and 9.5% commission based on the dollar amount received from International Credit Card Payments. In addition, 3.5% will be charged to the investor; (iv) In addition, Company shall pay 2% commission paid in the form of the securities being offered in the Offering; (v) Legion M shall only pay 1% cash commission based on the investment dollar amount received from a specific list of no more than 20 institutional or angel investors (the "Company Investors") that the Company will provide to StartEngine before launching the Offering on the Site. Prospective investors may subscribe for our shares in this offering only through the StartEngine website.

In oversubscriptions, we will prioritize investments by individuals who may not be able to invest in future offerings, and to maximize the total number of unique shareholders in the company.

If the Company raises more than the maximum offering amount in this offering, it may conduct an offering for Class A Common Stock under Regulation D for subscribers who are accredited investors. The cash price per share in that offering will be the same as this offering.
We plan to market the shares in this offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Memorandum on the StartEngine platform. See also "Investing Process" below.

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the Company.

Prospective investors may subscribe for our shares in this through the StartEngine website.

Share Promotion

Legion M is planning to partner with one or more companies for a promotion that provides individuals with an opportunity to receive a share of Legion M as part of a larger package (e.g. bundled with a ticket to a comic con). Legion M is providing the shares for these partners in exchange for sponsorship/marketing services performed by the partner.

The total number of shares that will be issued is unknown, but the maximum number of shares available for these promotion(s) is capped at 5,000. If all shares are issued, it will be the equivalent of $62,500 in sponsorship fees based on a $12.50 Effective Share Price.

The issuance of shares from this promotion will result in a small amount of dilution for all Legion M shareholders. If all 5,000 shares are issued, it would result in dilution of approximately 0.0015, based on the 3,447,843 fully diluted shares outstanding prior to this offering. However, we also believe this promotion could help grow the legion and reduce the amount of cash we need for marketing since we're effectively paying for a sponsorship using equity rather than cash. Our hope is that the future dilution saved by increased valuation and reduced cash needs will outweigh the dilution created by issuing the shares required for this promotion. This is our first time running a promotion of this kind, and we are treating it as a test to see how well it performs.

Bonus Shares and Rewards
Legion M plans to offer shares of Class A Common Stock to investors under this offering pursuant to Regulation CF at a price of $15.00 per share. Shares sold in the current offering include bonuses and rewards that will be available for qualifying investors, including the grant of additional shares ("bonus shares"), exclusive merch, gift cards, and experiences.

Bonus Shares
Investors who meet the criteria below are eligible for bonus shares from Legion M. For example, if you buy 100 shares of Class A Common Stock at $15.00 / share, and qualify for 10% bonus shares you will receive 110 shares of Class A Common Stock meaning you'll own 110 shares for $1,500.

EXCEPT WHERE EXPLICITLY NOTED BELOW (I.E. LEGION M INVESTOR BONUS), BONUS SHARES CANNOT BE COMBINED -- if an investor qualifies for multiple bonuses, StartEngine will apply the highest bonus level. Bonus shares are granted in addition to any rewards earned (see below).

All bonus shares will be calculated during the checkout process and issued when each individual investment closes. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

EARLY BIRD BONUS SHARES*: Investors who purchase shares within the timeframes listed below qualify for Early Bird bonus shares.

- **First 7 days*:** 15% bonus shares
- **Next 7 days*:** 10% bonus shares

* Since this offering commenced on October 5, 2021, the timeframe for qualifying for the Early Bird Bonus shares has expired and bonus share are no longer available on this basis. Investors may be eligible for bonus shares on the basis of other criteria. See below, "StartEngine Owners Bonus Shares," "Tier Bonus Shares, and "Legion M Investor Bonus Shares."

STARTENGINE OWNERS BONUS SHARES: Legion M will offer 10% bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus. This 10% bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail. Details can be found on StartEngine's website.

TIER BONUS SHARES: Any investor who makes an investment in one of the tiers below qualifies for bonus shares based on the amount of their investment:

- **TIER 3 ($225+)**: 7% bonus shares
- **TIER 4 ($450+):** 8% bonus shares
- **TIER 5 ($900+):** 9% bonus shares
- **TIER 6 ($1,800+):** 10% bonus shares
- **TIER 7 ($4,950+):** 11% bonus shares
- **TIER 8 ($9,900+):** 12% bonus shares

LEGION M INVESTOR BONUS SHARES: Existing Legion M investors from rounds 1 through 7 qualify for an additional 5% bonus shares IN ADDITION TO any other qualifying bonuses. To claim these bonus shares, investors must make their StartEngine investment with the same email their existing Legion M investment has been made.

Rewards
Every investor qualifies for one Reward Tier based on the amount of money invested:

- **All Investors:** Round 8 investors whose investment has closed by March 1st, 2022, will have their name included in the credits of *Man in the White Van*, a feature film produced by Legion M that is expected to release in 2022. If an investor would like to change how their name is presented, or opt-out of having their name in the credits, they can do so at legionm.com/credits.
- **TIER 1 ($105+):** Exclusive Legion M round 8 t-shirt
- **TIER 2 ($150+):** Exclusive Legion M round 8 t-shirt PLUS $30 gift card for the Legion M store (shop.legionm.com)
- **TIER 3 ($225+):** Exclusive Legion M round 8 t-shirt PLUS $30 gift card for the Legion M store (shop.legionm.com) PLUS qualifying bonus shares (see above)
- **TIER 4 ($450+):** Exclusive Legion M round 8 t-shirt PLUS $60 gift card for the Legion M store (shop.legionm.com) PLUS qualifying bonus shares (see above)
- **TIER 5 ($900+):** Exclusive Legion M round 8 t-shirt PLUS $120 gift card for the Legion M store (shop.legionm.com) PLUS qualifying bonus shares (see above)
- **TIER 6 ($1,800+):** Exclusive Legion M round 8 t-shirt PLUS $240 gift card for the Legion M store (shop.legionm.com) PLUS qualifying bonus shares (see above)
- **TIER 7 ($4,950+):** Exclusive Legion M round 8 t-shirt PLUS $200 gift card for the Legion M store (shop.legionm.com) PLUS qualifying bonus shares (see above) PLUS 2 tickets to a Legion M red carpet premiere.
- **TIER 8 ($9,900+):** Exclusive Legion M round 8 t-shirt PLUS $400 gift card for the Legion M store (shop.legionm.com) PLUS qualifying bonus shares (see above) PLUS 4 tickets to a Legion M red carpet premiere.

Notes on Bonuses and Rewards:

1. Investors will be responsible for any shipping and sales tax related to a Reward.
2. Premieres typically occur in Los Angeles, but may also be available in other areas. Travel, lodging, and accommodations not included.
3. From time to time, Legion M may amend the Reward options at which point Legion will update our offering page at https://startengine.com/legionm.
4. Tax consequences for recipients (including federal, state, local and foreign income tax consequences) with respect to rewards and bonus are the sole responsibility of the investor. investors must consult with their own personal accountant(s) and/or tax advisor(s) regarding these matters.

Effective Share Price

Since Bonuses and Rewards have different values, the effective price paid per share ("Effective Share Price") by the investor can vary. To illustrate, please consider the following examples:

Example 1. An investor makes an investment of $1,500 to purchase 100 shares at the $15.00 share price. As a Tier 5 investment, they receive 9% reward shares which in this example equates to 9 extra shares. In total, they have received 109 shares for a $1,500 investment, making their Effective Share Price $13.76 per share.

Example 2. If the investor described in Example 1 invested during the first 7 days of the offering (October 5th through October 12th, 2021) and was also a member of the StartEngine Owner's Bonus program, they would be eligible for 3 different levels of bonus shares -- 9% for Tier 5 investor bonus shares, 10% for the StartEngine Owner's Bonus, and 15% for the Early Bird bonus. The StartEngine System will award the investor the highest possible bonus, which in this case is 15% (yielding 15 bonus shares) for being an early bird. In total, they have received 115 shares for a $1,500 investment, making their Effective Share Price $13.05 per share.

Example 3. If the investor described in Example 2 has previously invested in Legion M and qualifies for the Legion M Investor's Bonus, they will receive an additional 5% bonus shares, which equates to another 5 shares. In total they have received 120 shares for a $1,500 investment, making their Effective Share Price $12.50 per share. Note that the Legion M Investor's Bonus is the only bonus that gets added to another bonus. For all other bonuses, the StartEngine system will choose the highest number of bonus shares available (see example 2).

Transfer Agent and Registrar

KoreConX is the transfer agent and registrar for Legion M's common stock.

How We Determined the Offering Price in this Offering

We set our share price and valuation based on internal analyses including the performance and price of previous rounds (i.e. the fact that many of our previous rounds have sold out), growth and development of the Company/community, and discussions with third parties such as lawyers, advisors, seed investors, analysts, and venture capitalists. We also consider our long-term fundraising goal (uniting 1 million fans as shareholders of Legion M) and models we believe give us the best chance of achieving it.

We also factor in the value of Rewards (bonus shares, gift cards, merch, and experiences) we're offering to investors, and the impact these have on the Effective Share Price paid by the investor. E.g. Investors who select bonus shares are receiving additional shares at no cost and investors who select gift cards or experiences are receiving something of additional value in addition to their shares. In both cases, the Effective Share Price paid by investors is lower than the actual share price. For more a more detailed explanation, please see "Bonuses and Rewards" section above.

For this offering, $15.00 is the price that will paid by investors for shares of Class A Common Stock. The Effective Share Price paid by each investor when factoring in bonus and reward shares will range between $12.50 to $15.00 depending on the amount they invest and the bonuses (if any) they qualify for. As of October 5, 2021, the date on which this offering began, the Company set its Pre-Money Valuation at $48,512,836 (without consideration of bonus shares, which effectively act as a discount on the Pre-Money Valuation). The pre-money valuation was calculated internally without a formal third-party independent evaluation. In making this calculation, the company analyzed all of the factors outlined in this Form C offering in relation to the business and our performance and previous history. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised, with the funds that would be received from exercising these securities deducted from the pre-money valuation; and (ii) any shares reserved for issuance under a stock plan are issued, with the funds that would be received from exercising these securities deducted from the pre-money valuation.

Our goal is to establish a share price and Rewards program that is fair to everyone involved (the Company, our existing shareholders, and new potential shareholders), while making it as attractive as possible to new investors that will help fuel our next stage of growth. That's because the power of a Legion comes from its size. We believe that the more new investors we can attract, the stronger our competitive strengths will become, and the greater the potential ROI for our existing shareholders.

Provisions of Note in Our Subscription Agreement

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law.

Forum Selection Provisions

Section XI of our Amended and Restated Certificate of Incorporation and Section 48 of our Amended and Restated Bylaws contain exclusive forum provisions. With a few exceptions, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any holder of Legion M's Class A and Class B Common Stock (including a beneficial owner) to bring (i) any derivative action or proceeding brought on the Company's behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine. These sections shall not apply to actions arising under the federal securities laws.

Section 13 of our subscription agreement provides that the Court of Chancery in the State of Delaware is the exclusive forum for all actions or proceedings relating to the subscription agreement. However, this exclusive forum provision does not apply to actions arising under the federal securities laws.

Drag-Along Rights

The shares you are purchasing in this offering are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which each holder of Class A Common Stock purchased in this offering agrees that, in the event the company's board and the holders of a majority of the votes of the outstanding shares of the company's Class A Common Stock and Class B Common Stock voting as a single group (and taking into consideration the 10 votes per share voting preference of the Class B Common Stock) vote in favor of a sale of the Company, then such holder of Class A Common Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters' rights with respect to such sale of the Company, and deliver any documentation or take other actions reasonably required, amongst other covenants.

This means that if the Board of Directors and Class B shareholders (which consists of the founders, employees and early investors) decide to sell the Company, you are agreeing to go along with that sale, even if you don't agree with it, oppose it, or feel that your interests are not being represented. For instance, the fact that shares of Class B Common Stock are owned by founders, employees and early investors could potentially create scenarios where the interests of the two shareholder groups are not aligned.

Additionally, the enforceability of such provision as it relates to appraisal rights will be subject to the provisions of Delaware law. Since the rights of common stock are determined in general by statute as opposed to by contract, and the drag-along provision is a contractual term, the extent to which this provision would be upheld by the courts in Delaware is unclear. In the event this provision was to be challenged, a sale of the Company might not be effected, and all the shareholders could miss an opportunity to realize the value of their investment.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual Reports

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:

https://legionm.com/investorrelations

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) the issuer liquidates or dissolves its business in accordance with state law.

Legion M is also subject to the ongoing reporting requirements of Regulation A, which includes an annual report (with audited financials) on Form 1-K, a semiannual report (with non-audited financials) on Form 1-SA, and current reports on Form 1-U. These reports will also be filed electronically with the Securities & Exchange Commission and posted on the company's website at https://legionm.com/investorrelations.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this offering may be found at: https://startengine.com/legionm

Restrictions of Transfer

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Investing Process

See Exhibit [E] to this Form C.

Financial Statements

See Exhibit [A] to this Form C.

FINANCIAL STATEMENTS

Legion M Entertainment, Inc.

A Delaware Corporation

Financial Statements

June 30, 2021 and December 31, 2020

Legion M Entertainment, Inc.

TABLE OF CONTENTS

Legion M Entertainment, Inc.
Balance Sheets
As of June 30, 2021 and December 31, 2020

		As of June 30, 2021		As of December 31, 2020
ASSETS				
Current assets:				
Cash	$	718,978	$	158,871
Subscriptions receivable in escrow		73,615		94,726
Other receivable		8,089		7,070
Inventory		144,520		133,668
Accounts receivable		9,724		9,922
Accrued revenue		-		22,804
Prepaid expenses		64,789		52,323
Total current assets		1,019,715		479,384
Non-current assets:				
Property and equipment, net		5,128		5,486
Investments in productions		736,116		896,419
Total non-current assets		741,244		901,905
TOTAL ASSETS	$	1,760,959	$	1,381,289
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	130,892	$	139,434
Deferred revenue		76,415		25,144
Note payable		156,773		139,868
Accrued expenses		370,335		145,505
Total current liabilities		734,415		449,951
Total liabilities		734,415		449,951
Stockholders' equity:				
Class A common stock, $0.0001 par, 17,000,000 authorized, 1,313,533 and 1,238,917 issued and outstanding at June 30, 2021 and December 31, 2020, respectively		132		124
Class B common stock, $0.0001 par, 3,000,000 authorized, 1,649,262 issued and outstanding, 1,646,590 vested at June 30, 2021 and 1,637,243 issued and outstanding, 1,634,571 vested at December 31, 2020		166		165
Additional paid-in capital		13,379,869		12,408,189
Accumulated deficit		(12,353,623)		(11,477,140)
Total stockholders' equity		1,026,544		931,338
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,760,959	$	1,381,289

See the accompanying notes, which are an integral part of these unaudited financial statements.

Legion M Entertainment, Inc.
Unaudited Statements of Operations
For the six months ended June 30, 2021 and 2020

	For the six months ended June 30,			
	2021		**2020**	
Revenue	$	448,308	$	582,756
Costs of net revenues		347,142		498,310
Gross profit		101,166		84,446
Operating expenses:				
Compensation and benefits		515,438		634,604
Sales and marketing		413,654		332,930
Independent contractors		5,810		86,000
Professional fees		113,062		96,469
Travel expenses		5,372		20,100
General and administrative		75,593		81,504
Depreciation		3,148		4,525
Interest expense		453		-
Total operating expenses		1,132,530		1,256,132
Loss from operations		(1,031,364)		(1,171,686)
Other Income:				
Grant		154,881		10,000
Total other income		154,881		10,000
Net loss	$	(876,483)	$	(1,161,686)
Weighted average common shares:				
Basic and Diluted		2,917,946		2,816,377
Earnings per share:				
Basic and Diluted	$	(0.30)	$	(0.41)

See the accompanying notes, which are an integral part of these unaudited financial statements.

Legion M Entertainment, Inc.
Statements of Changes in Stockholders' Equity
For the periods ended June 30, 2021 and December 31, 2020

	Class A Common Stock		Class B Common Stock		Additional Paid-in-Capital	Accumulated Deficit	Total Stockholders' Equity
	Number of Shares	Amount	Number of Shares	Amount			
Balance at December 31, 2019	1,140,127	$ 114	1,637,243	$ 165	$11,101,935	$ (9,251,742)	$ 1,850,472
Common stock issuances:							
Class A ($0.0001 par, $8.32 issue)	24	-	-	-	200	-	200
Class A ($0.0001 par, $10.00 issue)	7,368	1	-	-	73,679	-	73,680
Class A ($0.0001 par, $10.65 issue)	52,398	5	-	-	558,034	-	558,039
Class A ($0.0001 par, $14.28 issue)	39,000	4	-	-	556,916	-	556,920
Stock based compensation	-	-	-	-	303,731	-	303,731
Share bonuses	-	-	-	-	(111,384)	-	(111,384)
Offering costs	-	-	-	-	(74,922)	-	(74,922)
Net loss	-	-	-	-	-	(2,225,398)	(2,225,398)
Balance at December 31, 2020	1,238,917	$ 124	1,637,243	$ 165	$12,408,189	$(11,477,140)	$ 931,338
Common stock issuances:							
Class A ($0.0001 par, $14.28 issue)	86,635	9	-	-	1,237,139	-	1,237,148
Conversion of Class A to Class B	(12,019)	(1)	12,019	1	-	-	-
Stock based compensation	-	-	-	-	58,457	-	58,457
Share bonuses	-	-	-	-	(247,430)	-	(247,430)
Offering costs	-	-	-	-	(76,486)	-	(76,486)
Net loss	-	-	-	-	-	(876,483)	(876,483)
Balance at June 30, 2021	1,313,533	$ 132	1,649,262	$ 166	$13,379,869	$(12,353,623)	$ 1,026,544

See the accompanying notes, which are an integral part of these unaudited financial statements

Legion M Entertainment, Inc.
Unaudited Statements of Cash Flows
For the six months ended June 30, 2021 and 2020

	For the six months ended June 30,	
	2021	**2020**
Cash flows from operating activities		
Net loss	$ (876,483)	$ (1,161,686)
Adjustments to reconcile net loss to net cash used in operating activities:		
Production costs charged to cost of net revenues	175,275	199,023
Depreciation	3,148	4,525
Stock compensation expense	58,457	120,324
Note forgiveness	(139,868)	
Changes in operating assets and liabilities:		
(Increase)/decrease in other receivables	(1,019)	5,037
(Increase)/decrease in inventory	(10,852)	(38,987)
(Increase)/decrease in accounts receivable	198	(14,753)
(Increase)/decrease in accrued revenue	22,804	(6,232)
(Increase)/decrease in prepaid expenses	(12,466)	4,115
Increase/(decrease) in accounts payable	(8,542)	67,333
Increase/(decrease) in deferred revenue	51,271	(120,683)
Increase/(decrease) in accrued expenses	224,830	(10,863)
Net cash used in operating activities	(513,247)	(952,847)
Cash flows from investing activities		
Purchase of property and equipment	(2,790)	(3,754)
Loans to production	-	(140,802)
Repayment of loans to production	-	240,802
Investments in productions	(14,972)	(63,790)
Net cash provided by (used in) investing activities	(17,762)	32,456
Cash flows from financing activities		
Proceeds from issuance of Class A common stock	1,010,829	801,968
Note payable	156,773	139,868
Offering costs	(76,486)	(42,585)
Net cash provided by financing activities	1,091,116	899,251
Net change in cash	560,107	(21,140)
Cash at beginning of period	158,871	735,562
Cash at end of period	$ 718,978	$ 714,422
Supplemental disclosure of cash flow information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See the accompanying notes, which are an integral part of these unaudited financial statements

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2021, June 30, 2020, and December 31, 2020, and for the six-month periods ended June 30, 2021 and 2020

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the "Company" or "Legion M"), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company. The Company partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more.

Revenue totaled $448,308 and $582,756 for the six-month periods ended June 30, 2021 and 2020, respectively. The Company's activities since inception have consisted of formation activities, research and development, raising capital, business development, developing and investing in the initial slate of projects, establishing and growing the Legion M community and culture, building infrastructure to support the community, marketing for principal operations and establishing Legion M as a credible player in the industry. The Company remains dependent upon additional capital resources and is subject to significant risks and uncertainties; including failing to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that is in early growth phase and therefore has just started generating revenues from principal operations. Consistent with this early phase, the Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $876,483 and $1,161,686 for the for the periods ended June 30, 2021 and 2020, respectively. As of June 30, 2021, the Company has current assets that exceed current liabilities by $285,298. The Company expects near-term revenue from various projects and investment proceeds. However, the Company's ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of June 30, 2021, the cash balance exceeded the FDIC insured limits by $468,978.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. As of June 30, 2021 and December 31, 2020, no associated allowances for doubtful accounts were established.

Other Receivables

Other receivables are primarily due from payment processors and gateways (e.g. Paypal, Stripe, Wefunder).

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, etc.) that are used for marketing and/or for sale in the Legion M store (www.legionm.com/store). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of June 30, 2021 and December 31, 2020 were $144,520 and $133,668, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management's estimated forecast of product demand. As a result of that review, the fair value of the inventory was reduced and $8,429 was recorded as an impairment loss during the year ended December 31, 2020.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investee production and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Filmed Entertainment and Production Costs

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period's gross revenues for such production bear to management's estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company' financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

No reductions or impairments were recorded for the period ended June 30, 2021 or the year ended December 31, 2020.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of June 30, 2021 or December 31, 2020. There were $2,790 and $3,754 of Property and equipment additions during the periods ended June 30, 2021 and 2020, respectively. Depreciation expense totaled $3,148 and $4,525 for the periods ended June 30, 2021 and 2020, respectively.

	As of June 30, 2021	As of December 31, 2020
Original Cost	$ 52,480	$ 49,689
Accumulated Depreciation	(47,352)	(44,203)
Book Value	$ 5,128	$ 5,486

Emergency Relief

The Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was signed into law on March 27, 2020 to provide fiscal relief to U.S. individuals and businesses as a result of the economic hardship caused by the COVID-19 pandemic. One of the main components of the CARES Act is the Paycheck Protection Program ("PPP"), a loan program designed to provide a direct incentive for small businesses to keep their employees on payroll. The Small Business Administration ("SBA"), which administers the PPP, will forgive loans to PPP recipients if all employees are kept on payroll at their current compensation levels after the loan is made and the money is used for payroll, rent, mortgage interest, or utilities.

In May 2020, the Company was approved for a PPP loan of $139,868. The Company applied for and was granted complete forgiveness for the $139,868 PPP Round 1 loan. The SBA completely forgave this loan in March 2021.

The Company also applied for an Economic Injury Disaster Loan ("EIDL") administered by the SBA. In May 2020, the Company was granted an Emergency EIDL grant of $10,000. This amount had been recorded as other income in the statement of operations for the period ended June 30, 2020.

An EIDL Loan of $48,200 was granted to the Company on January 20, 2021. The terms provide for 3.75% interest and require monthly payments of $236 per month commencing in January 2022 for 30 years.

The Company also applied for and was approved for PPP Round 2 loan of $108,573 on March 15, 2021. Based on the current guidance and expected use of funds, the Company expects to receive complete forgiveness of the loan.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue totaled $448,308 and $582,756 for the six-month periods ended June 30, 2021 and 2020, respectively. Revenue for both periods included revenue from Legion M projects (including consumer products sales and licensing related to those projects), ticket-sales and sponsorships related to Legion M events, and sales of Legion M branded merchandise. Revenue attributable to Legion M projects will be recognized over multiple months or years.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Legion M Entertainment, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2021, June 30, 2020, and December 31, 2020, and for the six-month periods ended June 30, 2021 and 2020

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. Tax returns for 2019 have been filed. Tax returns for 2020 will be filed with an approved extension. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of June 30, 2021 and December 31, 2020, the Company had total taxable net operating loss carryforwards of approximately $10,956,669 and $10,138,643, respectively. The Company is expected to pay Federal and California income taxes at rates of approximately 21% and 8.8%, respectively for the period ended June 30, 2021 and for the period ended December 31, 2020 and has used an effective blended rate of 28.0% to derive a net tax asset as of June 30, 2021 and December 31, 2020 of approximately $3,476860 and $3,231,589, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of June 30, 2021 and December 31, 2020. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes as of June 30, 2021 and December 31, 2020.

	As of June 30, 2021 (unaudited)	As of December 31, 2020 (audited)
Federal income tax rate	21.0%	21.0%
State income tax rate, net of federal benefit	7.0%	7.0%
Valuation allowance	-28.0%	-28.0%
Effective tax rate	0.0%	0.0%

	As of June 30, 2021 (unaudited)	As of December 31, 2020 (audited)
Deferred tax assets:		
Stock based compensation	$ 410,790	$ 394,432
Net operating loss carryforward	3,066,070	2,837,157
Net deferred tax assets	3,476,860	3,231,589
Less: Valuation allowance	(3,476,860)	(3,231,589)
Net deferred tax asset	$ -	$ -

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

	As of June 30, 2021	As of December 31, 2020
Warrants	32,000	32,000
Options	401,426	391,426
Total dilutive securities	433,426	423,426

As all potentially dilutive securities are anti-dilutive as of June 30, 2021 and December 31, 2020, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 4: STOCKHOLDERS' EQUITY

On April 12, 2016, the Company's Board of Directors approved amended and restated articles of incorporation. The amended and restated articles of incorporation increased the authorized stock from 10,000,000 shares of common stock with a par value of $0.0001 to 20,000,000 shares of common stock with a par value of $0.0001, and authorized the creation of two classes of common stock, "Class A Common Stock" and "Class B Common Stock," with 17,000,000 shares of the authorized common stock designated as Class A Common Stock and 3,000,000 shares of the common stock designated as Class B Common Stock. The amended and restated articles of incorporation reclassify each outstanding share of common stock as of the effective date to one share of Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

In 2016, the Company converted $501,281 of convertible notes and related interest outstanding to 97,648 shares of Class B Common Stock. All of the shares vested immediately upon conversion.

During the period from March 4, 2016 (inception) to December 31, 2016, 1,546,040 shares of Class B Common Stock were issued at prices ranging from $0.0001 to $0.001 per share, yielding proceeds of $1,501. This amount was recorded as an expense for services rendered by the stockholders.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of December 31, 2020 and 2019, 1,634,571 and 1,633,054 of these outstanding Class B Common Stock have vested, respectively. As of December 31, 2020 and December 31, 2019, the unvested shares will either vest or expire by April 2026.

In September 2016, the Company completed an equity offering through Regulation Crowdfunding and raised gross proceeds of $999,999 for the issuance of 142,857 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

During the period from March 4, 2016 (inception) to December 31, 2016, the Company completed equity investments outside of the crowdfunding campaign providing proceeds of $193,522 for the issuance of 27,646 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

The Company had a Regulation Crowdfunding and a Regulation A funding round open during the year ended December 31, 2017 and during that period investors were able to purchase shares of Class A Common Stock. The share price for these offerings were $7.47 per share. During the year ended December 31, 2017, 272,870 shares were sold generating $2,038,339.

The Company had a Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2018 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $7.47 per share through May 14, 2018, $8.32 per share through October 3, 2018 and $8.88 per share for the remainder of the year. During the year ended December 31, 2018, 226,898 shares were sold generating $1,923,652.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2019 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $8.88 per share through July 15, 2019, $10.00 per share through November 6, 2019 and $10.65 per share for the remainder of the year. During the year ended December 31, 2019, 463,411 shares were sold generating $4,386,442.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2020 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $10.65 per share through April 29, 2020, and $14.28 per share for the remainder of the year. During the year ended December 31, 2020, 98,790 shares were sold generating $1,188,839.

For the round that was active as of June 30, 2021 and December 31, 2020, $14.28 is the price that will be paid by investors for shares of Class A Common Stock. In addition, investors have the opportunity to choose a reward (e.g. gift card, bonus shares (defined below), tickets to an event, etc.) based on amount of money they invest.

One of those rewards are bonus shares, which will be granted to investors for free once their investment closes. When factoring in bonus shares, the effective share price paid by each investor will range between $11.42 to $12.85 (depending on the amount invested).

As of June 30, 2021 and December 31, 2020, the total reward value owed for the shares sold in the periods was undeterminable as all reward choices have not been made. The Company made estimates for the maximum gift card reward owed as being the largest cash amount required. The Company recorded a liability for such to accrued expenses and a corresponding reduction to additional paid-in capital in the balance sheet of $358,814 and $111,384 as of June 30, 2021 and December 31, 2020, respectively.

The Company received partial proceeds disbursement of funds committed from these equity offerings during the period ended June 30, 2021 and the year ended December 31, 2020 of $1,010,827 and $1,153,080, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by Wefunder, the Company's funding portal. At the end of each month, there is a balance of funds held by Wefunder for future distribution to the Company. The escrow balance as of June 30, 2021 and December 31, 2020 was $73,615 and $94,726, respectively.

As of June 30, 2021 and December 31, 2020, the Company had 1,313,533 and 1,238,917 shares of Class A Common Stock and 1,649,262 and 1,637,243 shares of Class B Common Stock issued and outstanding, all respectively.

NOTE 5: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the "Plan"). The Plan authorizes options to purchase up to 253,960 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 500,000 options to purchase Class B Common Stock. As of June 30, 2021 and December 31, 2020, there were 352,534 and 362,534 options available for issuance, respectively.

As of June 30, 2021 and December 31, 2020, the Company had issued and outstanding 401,426 and 391,426 options to purchase Class B Common Stock under the Plan, respectively.

	June 30, 2021		December 31, 2020	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of period	332,101	$ 6.85	355,742	$ 6.19
Granted	10,000	$ 11.42	35,684	$ 10.97
Exercised	-		-	
Forfeited	-		-	
Outstanding - end of period	401,426	$ 6.75	391,426	$ 6.63
Exercisable at end of period	344,150	$ 6.95	332,101	$ 6.85
Weighted average grant date fair value of options granted during period	$ 5.74		$ 5.50	
Weighted average duration (years) to expiration of outstanding options at period-end	6.0		6.7	

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant. The remaining outstanding options will vest over a weighted average period of 38 months.

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the periods ended June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Risk Free Interest Rate	0.39%	0.29%-0.39%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	60.00%	60.00%
Expected Life (years)	5.0	5.0
Fair Value per Stock Option	$5.74	$5.34-$5.74

The Company recognizes stock-based compensation on a straight-line basis over the options' vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be $58,457 and $120,324 for the periods ended June 30, 2021 and 2020, respectively.

Unrecognized share-based compensation expense was $339,819 and $352,741 as of June 30, 2021 and December 31, 2020, respectively. This unrecognized compensation expense expected to be recognized over a weighted-average period of approximately 40 months and 42 months as of June 30, 2021 and December 31, 2020, respectively.

Warrants

In April 2016, the Company issued 27,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.01 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of June 30, 2021 and December 31, 2020, 27,000 and 27,000 of these warrants had vested, respectively. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $188,759, and recognized $0 of such to additional paid-in capital and as marketing expense during the six months ended June 30, 2021 and 2020, respectively, commensurate with the vesting of the warrants. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on April 12, 2016.

In June 2017, the Company issued 5,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $7.47 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $19,400 and recorded that value as an adjustment to additional paid-in capital and as an investment in a project in 2017. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on June 9, 2017.

The Company expensed $0 related to the vesting of these warrants during the six-month periods ended June 30, 2021 and 2020, respectively. As of both June 30, 2021 and December 31, 2020, there was $0 of unrecognized share-based compensation expense.

As of June 30, 2021 and December 31, 2020, there were 32,000 and 32,000 warrants outstanding with weighted average exercise price per share of $1.18 and $1.18, and 32,000 and 32,000 warrants vested with weighted average exercise price per share of $1.18 and $1.18, all respectively.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We adopted the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. The adoption of ASU 2016-02 has had no material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Next Step Financing Offering

Legion M is expecting to have one or more additional rounds of equity crowdfunding under the JOBS Act in 2021. We expect that many successive rounds of funding will be needed to achieve the Company's long-term goals.

Management's Evaluation

Management has evaluated subsequent events through September 23, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Legion M Entertainment, Inc.

A Delaware Corporation

Financial Statements and Independent Auditor's Report

December 31, 2020 and 2019

Legion M Entertainment, Inc.

TABLE OF CONTENTS



To the Board of Directors of
Legion M Entertainment, Inc.
Emeryville, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Legion M Entertainment, Inc. (the "Company") which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has no profits since inception, incurred negative operating cash flows, and has sustained net losses of $2,225,398 and $3,645,356 for the years ended December 31, 2020 and 2019, respectively. The Company has limited working capital, with current assets exceeding current liabilities by $29,433 as of December 31, 2020. The Company has an accumulated deficit of $11,477,140 as of December 31, 2020. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado
    June 30, 2021

Legion M Entertainment, Inc.
Balance Sheets
As of December 31, 2020 and 2019

	As of December 31, 2020	As of December 31, 2019
ASSETS		
Current assets:		
Cash	$ 158,871	$ 735,562
Subscriptions receivable in escrow	94,726	170,351
Other receivable	7,070	11,207
Inventory	133,668	61,136
Accounts receivable	9,922	21,583
Accrued revenue	22,804	-
Prepaid expenses	52,323	12,356
Total current assets	479,384	1,012,195
Non-current assets:		
Property and equipment, net	5,486	11,059
Loan receivable	-	100,000
Investments in productions	896,419	1,055,613
Total non-current assets	901,905	1,166,672
TOTAL ASSETS	$ 1,381,289	$ 2,178,867
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 139,434	$ 148,729
Deferred revenue	25,144	148,390
Note payable	139,868	-
Accrued expenses	145,505	31,276
Total current liabilities	449,951	328,395
Total liabilities	449,951	328,395
Stockholders' equity:		
Class A common stock, $0.0001 par, 17,000,000 authorized, 1,238,917 and 1,140,127 issued and outstanding at December 31, 2020 and 2019, respectively	124	114
Class B common stock, $0.0001 par, 3,000,000 authorized, 1,637,243 issued and outstanding, 1,634,571 vested at December 31, 2020 and 1,637,243 issued and outstanding, 1,633,054 vested at December 31, 2019	165	165
Additional paid-in capital	12,408,189	11,101,935
Accumulated deficit	(11,477,140)	(9,251,742)
Total stockholders' equity	931,338	1,850,472
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,381,289	$ 2,178,867

Legion M Entertainment, Inc.
Statements of Operations
For the years ended December 31, 2020 and 2019

		For the year ended December 31, 2020		For the year ended December 31, 2019
Revenue	$	933,570	$	645,565
Costs of net revenues		841,135		529,153
Gross profit		92,435		116,412
Operating expenses:				
Compensation and benefits		1,274,320		1,124,214
Sales and marketing		574,857		1,989,641
Independent contractors		93,188		77,925
Professional fees		168,193		116,233
Travel expenses		22,580		162,781
General and administrative		176,939		158,531
Depreciation		9,327		9,732
Asset impairment		8,429		122,711
Total operating expenses		2,327,833		3,761,768
Loss from operations		(2,235,398)		(3,645,356)
Other Income:				
Grant		10,000		-
Total other income		10,000		(3,645,356)
Net loss	$	(2,225,398)	$	(3,645,356)
Weighted average common shares:				
Basic and Diluted		2,838,174		2,569,648
Earnings per share:				
Basic and Diluted	$	(0.78)	$	(1.42)

Legion M Entertainment, Inc.
Statements of Changes in Stockholders' Equity
For the years ended December 31, 2020 and 2019

	Class A Common Stock		Class B Common Stock		Additional Paid-in-Capital	Accumulated Deficit	Total Stockholders' Equity
	Number of Shares	Amount	Number of Shares	Amount			
Balance at December 31, 2018	676,716	$ 67	1,637,243	$ 165	$ 6,480,970	$(5,606,386)	
Common stock issuances:							
Class A ($0.0001 par, $8.32 issue)	35,489	4	-	-	295,264	-	295,268
Class A ($0.0001 par, $8.88 issue)	176,047	18	-	-	1,563,279	-	1,563,297
Class A ($0.0001 par, $10.00 issue)	237,834	24	-	-	2,378,316	-	2,378,340
Class A ($0.0001 par, $10.65 issue)	14,041	1	-	-	149,536	-	149,537
Stock based compensation	-	-	-	-	288,908	-	288,908
Offering costs	-	-	-	-	(54,338)	-	(54,338)
Net loss	-	-	-	-	-	(3,645,356)	(3,645,356)
Balance at December 31, 2019	1,140,127	$ 114	1,637,243	$ 165	$ 11,101,935	$(9,251,742)	$ 1,850,472
Common stock issuances:							
Class A ($0.0001 par, $8.32 issue)	24	-	-	-	200	-	200
Class A ($0.0001 par, $10.00 issue)	7,368	1	-	-	73,679	-	73,680
Class A ($0.0001 par, $10.65 issue)	52,398	5	-	-	558,034	-	558,039
Class A ($0.0001 par, $14.28 issue)	39,000	4	-	-	556,916	-	556,920
Stock based compensation	-	-	-	-	303,731	-	303,731
Share bonuses	-	-	-	-	(111,384)	-	(111,384)
Offering costs	-	-	-	-	(74,922)	-	(74,922)
Net loss	-	-	-	-	-	(2,225,398)	(2,225,398)
Balance at December 31, 2020	1,238,917	$ 124	1,637,243	$ 165	$ 12,408,189	$(11,477,140)	$ 931,338

Legion M Entertainment, Inc.
Statements of Cash Flows
For the years ended December 31, 2020 and 2019

	For the year ended December 31, 2020	For the year ended December 31, 2019
Cash flows from operating activities		
Net loss	$ (2,225,398)	$ (3,645,356)
Adjustments to reconcile net loss to net cash used in operating activities:		
Asset impairment	8,429	122,711
Production costs charged to cost of net revenues	217,803	-
Bad debt	5,000	-
Depreciation	9,327	9,732
Stock compensation expense	303,731	288,908
Changes in operating assets and liabilities:		
(Increase)/decrease in other receivables	4,137	(9,638)
(Increase)/decrease in inventory	(80,961)	(38,361)
(Increase)/decrease in accounts receivable	6,661	(2,583)
(Increase)/decrease in accrued revenue	(22,804)	-
(Increase)/decrease in prepaid expenses	(39,967)	36,974
Increase/(decrease) in accounts payable	(9,295)	(40,324)
Increase/(decrease) in deferred revenue	(123,246)	148,325
Increase/(decrease) in accrued expenses	114,229	4,796
Net cash used in operating activities	(1,832,354)	(3,124,816)
Cash flows from investing activities		
Purchase of property and equipment	(3,754)	-
Loans to production	(140,802)	(413,523)
Repayment of loans to production	240,802	313,523
Investments in productions	(58,609)	(710,457)
Net cash provided by (used in) investing activities	37,637	(810,457)
Cash flows from financing activities		
Proceeds from issuance of Class A common stock	1,153,080	4,679,422
Note payable	139,868	-
Offering costs	(74,922)	(54,338)
Net cash provided by financing activities	1,218,026	4,625,084
Net change in cash	(576,691)	689,811
Cash at beginning of period	735,562	45,751
Cash at end of period	$ 158,871	$ 735,562
Supplemental disclosure of cash flow information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the "Company" or "Legion M"), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company. The Company partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more.

Revenue totaled $933,570 and $645,565 for the years ended December 31, 2020 and 2019, respectively. The Company's activities since inception have consisted of formation activities, research and development, raising capital, business development, developing and investing in the initial slate of projects, establishing and growing the Legion M community and culture, building infrastructure to support the community, marketing for principal operations and establishing Legion M as a credible player in the industry. The Company remains dependent upon additional capital resources and is subject to significant risks and uncertainties; including failing to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is in an early growth phase and is not yet profitable. Consistent with this early phase, the Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $2,225,398 and $3,645,356 for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, the Company has limited working capital with current assets that exceed current liabilities by $29,433. The Company has accumulated deficit of $11,477,140 as of December 31, 2020. While the Company expects near-term revenue from various projects as well as investment proceeds from previous fundraising efforts, its ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. While the Company has been successful over the past 5+ years in raising additional capital, no assurance can be given that the Company will continue to be successful at raising capital in the future.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. As of December 31, 2020 and 2019, allowances of $5,000 and $0 for doubtful accounts were established, respectively.

Other Receivables

Other receivables are primarily due from payment processors and gateways (e.g. Paypal, Stripe, Wefunder).

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, etc.) that are used for marketing and/or for sale in the Legion M store (https://shop.legionm.com). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of December 31, 2020 and 2019 were $133,668 and $61,136, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management's estimated forecast of product demand. As a result of that review, the fair value of the inventory has been reduced and $8,429 was recorded as an impairment loss during the year ended December 31, 2020.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Filmed Entertainment and Production Costs

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period's gross revenues for such production bear to management's estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after ten years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

Consistent with this guidance, at the end of 2019, the Company reduced the expectations on certain projects. The fair value of the investments was reduced and $122,711 was recorded as an impairment loss during the year ended December 31, 2019. No reductions or impairments were recorded for the year ended December 31, 2020.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives, ranging from three to five years. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of December 31, 2020 and 2019. Property and equipment additions totaled $3,754 and $0 for the years ended December 31, 2020 and 2019, respectively. Depreciation expense totaled $9,327 and $9,732 for the years ended December 31, 2020 and 2019, respectively.

	As of December 31, 2020		As of December 31, 2019	
Original Cost	$	49,689	$	45,935
Accumulated Depreciation		(44,203)		(34,876)
Property and equipment, net	$	5,486	$	11,059

Loan Receivable

During 2020 and 2019, the Company made various loans to a production in which the Company is an equity investor. The loans were used to cover working capital requirements. These loans were each repaid in fewer than three weeks. During 2019, the Company made loans totaling $413,523. As of December 31, 2019, there was an outstanding loan receivable balance of $100,000. This loan balance was repaid to the Company on January 2, 2020. On January 17, 2020, the Company made another loan of $140,802. This loan was repaid in February 3, 2020. These loans did not earn any interest and no interest income was recorded. As of December 31, 2020, there were no outstanding loan receivables.

Emergency Relief

The Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was signed into law on March 27, 2020 to provide fiscal relief to U.S. individuals and businesses as a result of the economic hardship caused by the COVID-19 pandemic. One of the main components of the CARES Act is the Paycheck Protection Program ("PPP"), a loan program designed to provide a direct incentive for small businesses to keep their employees on payroll. The Small Business Administration ("SBA"), which administers the PPP, will forgive loans to PPP recipients if all employees are kept on payroll at their current compensation levels after the loan is made and the money is used for payroll, rent, mortgage interest, or utilities. Guidance for the treatment and forgiveness of CARES act funds is still being finalized.

In May 2020, the Company was approved for a PPP loan of $139,868. As of December 31, 2020 the Company had not yet applied for forgiveness of this loan. Based on guidance at the time and the Company's use of funds, the Company expects to have all of the loan forgiven.

The Company also applied for an Economic Injury Disaster Loan ("EIDL") administered by the SBA. In May 2020, the Company was granted an Emergency EIDL grant of $10,000. This amount had been recorded as other income in the statement of operations for the year ended December 31, 2020.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate fair value.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue totaled $933,570 and $645,565 for the years ended December 31, 2020 and 2019, respectively. Each year includes revenue from Legion M projects (including consumer products sales and licensing related to those projects), ticket-sales and sponsorships related to Legion M events, and sales of Legion M branded merchandise. Revenue attributable to Legion M projects will be recognized over multiple months or years.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. Tax returns through 2019 have been filed. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2020 and 2019, the Company had total taxable net operating loss carryforwards of approximately $10,138,643 and $8,216,976, respectively. The Company pays Federal and California income taxes at rates of approximately 21.0% and 8.8%, respectively, and has used an effective blended rate of 28.0% to derive a net deferred tax assets of approximately $3,231,589 and $2,608,843 as of December 31, 2020 and 2019, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of December 31, 2020 and 2019. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes As of December 31, 2020 and 2019:

	As of December 31, 2020	As of December 31, 2019
Federal income tax rate	21.0%	21.0%
State income tax rate, net of federal benefit	7.0%	7.0%
Valuation allowance	-28.0%	-28.0%
Effective tax rate	0%	0%

	As of December 31, 2020	As of December 31, 2019
Deferred tax assets:		
Stock based compensation	$ 394,432	$ 309,437
Net operating loss carryforward	2,837,157	2,299,406
Net deferred tax assets	3,231,589	2,608,843
Less: Valuation allowance	(3,231,589)	(2,608,843)
Net deferred tax asset	$ -	$ -

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2020 and 2019, the Company recognized no interest or penalties.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

	As of December 31, 2020	As of December 31, 2019
Warrants	32,000	32,000
Options	391,426	355,742
Total dilutive securities	423,426	387,742

As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year.

Reclassifications of Prior Year Balances

Certain balances from the December 31, 2019 statement of cash flows were reclassified to conform to current year presentation. There was no change in the Company's net cash flows from these reclassifications.

NOTE 4: STOCKHOLDERS' EQUITY

On April 12, 2016, the Company's Board of Directors approved amended and restated articles of incorporation. The amended and restated articles of incorporation increased the authorized stock from 10,000,000 shares of common stock with a par value of $0.0001 to 20,000,000 shares of common stock with a par value of $0.0001, and authorized the creation of two classes of common stock, "Class A Common Stock" and "Class B Common Stock," with 17,000,000 shares of the authorized common stock designated as Class A Common Stock and 3,000,000 shares of the common stock designated as Class B Common Stock. The amended and restated articles of incorporation reclassify each outstanding share of common stock as of the effective date to one share of Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

In 2016, the Company converted $501,281 of convertible notes and related interest outstanding to 97,648 shares of Class B Common Stock. All of the shares vested immediately upon conversion.

During the period from March 4, 2016 (inception) to December 31, 2016, 1,546,040 shares of Class B Common Stock were issued at prices ranging from $0.0001 to $0.001 per share, yielding proceeds of $1,501. This amount was recorded as an expense for services rendered by the stockholders.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of December 31, 2020 and 2019, 1,634,571 and 1,633,054 of these outstanding Class B Common Stock have vested, respectively. As of December 31, 2020 and December 31, 2019, the unvested shares will either vest or expire by April 2026.

In September 2016, the Company completed an equity offering through Regulation Crowdfunding and raised gross proceeds of $999,999 for the issuance of 142,857 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

During the period from March 4, 2016 (inception) to December 31, 2016, the Company completed equity investments outside of the crowdfunding campaign providing proceeds of $193,522 for the issuance of 27,646 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

The Company had a Regulation Crowdfunding and a Regulation A funding round open during the year ended December 31, 2017 and during that period investors were able to purchase shares of Class A Common Stock. The share price for these offerings were $7.47 per share. During the year ended December 31, 2017, 272,870 shares were sold generating $2,038,339.

The Company had a Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2018 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $7.47 per share through May 14, 2018, $8.32 per share through October 3, 2018 and $8.88 per share for the remainder of the year. During the year ended December 31, 2018, 226,898 shares were sold generating $1,923,652.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2019 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $8.88 per share through July 15, 2019, $10.00 per share through November 6, 2019 and $10.65 per share for the remainder of the year. During the year ended December 31, 2019, 463,411 shares were sold generating $4,386,442.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the year ended December 31, 2020 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings were $10.65 per share through April 29, 2020, and $14.28 per share for the remainder of the year. During the year ended December 31, 2020, 98,790 shares were sold generating $1,188,839.

For the round that was active as of December 31, 2020, $14.28 is the price that will be paid by investors for shares of Class A Common Stock. In addition, investors have the opportunity to choose a reward (e.g. gift card, bonus shares (defined below), tickets to an event, etc.) based on amount of money they invest.

One of those rewards are bonus shares, which will be granted to investors for free once their investment closes. When factoring in bonus shares, the effective share price paid by each investor will range between $11.42 to $12.85 (depending on the amount invested).

As of December 31, 2020, the total reward value owed for the shares sold in the year was undeterminable as reward choices have not been made. The Company made an estimate for the maximum gift card reward owed of $111,384 as being the largest cash amount required and recorded a liability for such to accrued expenses in the balance sheet as of December 31, 2020 and as a reduction to additional paid-in capital for the year ended December 31, 2020.

The Company received partial proceeds disbursement of funds committed from these equity offerings during the years ended December 31, 2020 and 2019 of $1,153,080 and $4,679,422, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by Wefunder, the Company's funding portal. At the end of each month, there is a balance of funds held by Wefunder for future distribution to the Company. The escrow balance as of December 31, 2020 and 2019 was $94,726 and $170,351, respectively.

As of December 31, 2020 and 2019, the Company had 1,238,917 and 1,140,127 shares of Class A Common Stock and 1,637,243 and 1,637,243 shares of Class B Common Stock issued and outstanding, all respectively.

NOTE 5: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the "Plan"). The Plan authorizes options to purchase up to 253,960 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 500,000 options to purchase Class B Common Stock. As of December 31, 2020 and 2019, there were 360,534 and 398,218 options available for issuance, respectively.

As of December 31, 2020 and 2019, the Company had issued and outstanding 391,426 and 355,742 options to purchase Class B Common Stock under the Plan, respectively.

| | December 31, 2020 | | December 31, 2019 | |
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	355,742	$6.19	331,742	$5.98
Granted	35,684	$10.97	24,000	$9.11
Exercised	-		-	
Forfeited	-		-	
Outstanding - end of year	391,426	$6.63	355,742	$6.19
Exercisable at end of year	332,101	$6.85	264,708	$6.39
Weighted average grant date fair value of options granted during year	$ 5.50		$ 4.79	
Weighted average duration (years) to expiration of outstanding options at year-end	6.7		7.4	

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant. The remaining outstanding options will vest over a weighted average period of 40 months.

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the years ended December 31, 2020 and 2019 are as follows:

	2020	2019
Risk Free Interest Rate	0.29%-0.39%	1.66%-2.49%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	60.00%	60.00%
Expected Life (years)	5.0	5.0
Fair Value per Stock Option	$5.34-$5.74	$4.66-$5.18

The Company recognizes stock-based compensation on a straight-line basis over the options' vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be to be $303,731 and $288,908 for the years ended December 31, 2020 and 2019, respectively. Unrecognized share-based compensation expense was $352,741 and $449,527 as of December 31, 2020 and 2019, respectively. This unrecognized compensation expense is expected to be recognized over a weighted-average period of approximately 42 and 36 months as of December 31, 2020 and 2019, respectively.

Warrants

In April 2016, the Company issued 27,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.01 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of December 31, 2020 and 2019, 27,000 and 27,000 of these warrants had vested, respectively. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $188,759, and recognized $0 of such to additional paid-in capital and as marketing expense during the years ended December 31, 2020 and 2019. All associated expense was recorded in prior periods, commensurate with the vesting of the warrants. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on April 12, 2016.

In June 2017, the Company issued 5,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $7.47 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $19,400 and recorded that value as an adjustment to additional paid-in capital and as an investment in a project in 2017. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on June 9, 2017.

The Company expensed $0 related to the vesting of these warrants during both the years ended December 31, 2020 and 2019. As of both December 31, 2020 and 2019, there was $0 of unrecognized share-based compensation expense.

As of December 31, 2020 and 2019, there were 32,000 and 32,000 warrants outstanding with weighted average exercise price per share of $1.18 and $1.18, and 32,000 and 32,000 warrants vested with weighted average exercise price per share of $1.18 and $1.18, all respectively.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We adopted the new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. The adoption of ASU 2016-02 has had no material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

COVID-19

Like every other company, Legion M faces a great deal of uncertainty regarding potential impacts of the unprecedented societal and economic shifts precipitated by the COVID-19 pandemic. The entire entertainment industry is experiencing new challenges and opportunities while adapting to new cultural norms.

In 2020, the Company saw impacts of COVID in many aspects of our business, most notably in the release of two Legion M projects (*Save Yourselves* and *Archenemy*) that came out in 2020. Since most theaters were closed (or had substantially reduced capacity) and most audiences were staying home during the periods when these films released, the Box Office revenue for both of these films was severely impacted, which in turn impacts the potential return for Legion M.

We also believe that COVID impacted our ability to fundraise in 2020. We believe that uncertainty regarding the impact of COVID, lack of Comic Cons and live events for Legion M to promote ourselves, and stiff competition for social media advertising (especially in the run-up to the 2020 presidential election) created unfavorable marketing conditions. In response, we substantially reduced our sales and marketing expenses.

In March 2020 the Company developed a plan for adapting to potential disruptions caused by COVID-19. The Company cut back spending wherever possible and eliminated or dramatically reduced non-essential expenses. Most of the staff took a voluntary pay cut (which is still in effect as of April 2021), including CEO Paul Scanlan who took a temporary 50% pay cut that was later reduced to 20% and directors Jeff Annison and Terri Lubaroff who took a 20% pay cut.

EIDL & PPP

In May of 2020, the Company received a loan of $139,868 from the SBA made available under the Paycheck Protection Program implemented under the CARES Act. The Company applied for and was granted complete forgiveness for the $139,868 PPP Round 1 loan.

An EIDL Loan of $48,200 was granted to the Company on January 20, 2021. The terms provide for 3.75% interest and require monthly payments of $236 per month commencing in January 2022 for 30 years.

The Company also applied for and was approved for PPP Round 2 loan of $108,573 on March 15, 2021. Based on the current guidance and expected use of funds, the Company expects to receive complete forgiveness of the loan.

Regulation A and Regulation CF Offerings

The Company's 7th round of equity crowdfunding (via Regulation CF) began on August 7, 2020 and ended on April 29, 2021. As of June 30, 2021, the Company had received disbursements of $1,208,733 from Round 7 in 2021. There is also approximately $50,000 worth of Round 7 funds in escrow awaiting disbursement.

Next Step Financing Offering

Legion M is expecting to have one or more additional rounds of equity crowdfunding under the JOBS Act in 2021. We expect that many successive rounds of funding will be needed to achieve the Company's long-term goals.

Management's Evaluation

Management has evaluated subsequent events through June 30, 2021, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.